As filed with the Securities and Exchange Commission on February 28, 2022	Registration No. 333-134760 Registration No. 811-02513

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]
Pre-Effective Amendment No. _____	[ ]
Post-Effective Amendment No. 27	[X]
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[X]

Variable Annuity Account C

(Exact Name of Registrant)

Voya Retirement Insurance and Annuity Company
(Name of Depositor)

One Orange Way
Windsor, Connecticut 06095-4774
(Address of Depositor's Principal Executive Offices) (Zip Code)

(860) 580-1631
(Depositor's Telephone Number, including Area Code)

Peter M. Scavongelli
Assistant Vice President and Senior Counsel
Voya Retirement Insurance and Annuity Company
One Orange Way, C2S, Windsor, Connecticut 06095-4774
(Name and Address of Agent for Service)

It is proposed that this filing will become effective:

___X___	immediately upon filing pursuant to paragraph (b) of Rule 485
_______	on _______ pursuant to paragraph (b) of Rule 485
_______	60 days after filing pursuant to paragraph (a)(1)
_______	on _______ pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

_______	this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered: Flexible Premium Group, Deferred Combination Variable and Fixed Annuity Contracts

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The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART A
INFORMATION REQUIRED IN A PROSPECTUS

Voya Retirement Insurance and Annuity Company
and its
Variable Annuity Account C
UNIVERSITY OF TEXAS SYSTEM RETIREMENT PROGRAMS
CONTRACT PROSPECTUS

This prospectus describes flexible premium, group deferred combination variable and fixed annuity contracts (the "Contract" or the "Contracts") issued by Voya Retirement Insurance and Annuity Company ("VRIAC," the "Company," "we," "us" and "our") through its Variable Annuity Account C (the "Separate Account"). They are intended to be used in connection with retirement arrangements qualifying for special treatment under certain sections of the Internal Revenue Code of 1986, as amended (the "Tax Code"). including Tax Code Sections 403(b) ("403(b) Contracts"), 415(m) ("415(m) Contracts"), and 457(b) ("457(b) Contracts"). The 403(b) Contracts are available as voluntary 403(b) Contracts or in connection with a 403(b) optional retirement plan ("403(b) ORP Contracts"). The voluntary 403(b) Contracts are also available as Roth 403(b) Contracts, and if permitted under the Governmental 457(b) plan, the Contract may be used with Roth 457(b) plans. There are two classes of the Contracts: the Mentor Contract and the Direct Contract. The Mentor Contract is designed for individuals who want help in determining amounts to save and who desire education regarding their retirement plan program. The Mentor Contract is available for enrollment through a sales representative. The Direct Contract is designed for individuals who prefer group education sessions. The Direct Contract remains available for those participants already invested however, it is no longer available for new sales.

You may participate in this Contract if you are an employee eligible to participate in one or more of the University of Texas System Retirement Programs under Tax Code Section 403(b), 415(m) and 457(b).

Before you participate in the Contract through your retirement plan, you should read this prospectus. It provides facts about the Contract and its investment options. Plan sponsors (generally your employer) should read this prospectus to help determine if the Contract is appropriate for their plan.

If you are a new Investor in the Contract,
you may cancel your Contract within 10 days of receiving it without paying fees or penalties.

In some states, this cancellation period may be longer. Upon cancellation, you will receive either a full refund of the amount you paid with your application or your total Account Value. You should review this prospectus, or consult with your investment professional, for additional information about the specific cancellation terms that apply.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission's staff and is available at Investor.gov.

Neither the U.S. Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different from that contained in this prospectus.

Contract Prospectus Dated May 1, 2022

PRO.134760-22

TABLE OF CONTENTS

GLOSSARY OF TERMS USED IN THIS PROSPECTUS

The following are some of the important terms used throughout this prospectus that have special meaning. There are other capitalized terms that are explained or defined in other parts of this prospectus.

Account Anniversary: The anniversary of the date we established your account. If your account was established on February 29th, in non-leap years, the Account Anniversary shall be March 1st.

Account Value: The value of: (1) amounts allocated to the Fixed Interest Options, including interest earnings to date; less (2) any deductions from the Fixed Interest Options (e.g., withdrawals and fees); and plus (3) the current dollar value of amounts allocated to the Subaccounts of Variable Annuity Account C, which includes investment performance and fees deducted from the Subaccounts.

Account Year: A 12-month period measured from the date we establish your account, or measured from any anniversary of that date.

Accumulation Phase: The period of time between the date the Contract became effective and the date you start receiving Income Phase payments under the Contract. During the Accumulation Phase, you accumulate retirement benefits.

Accumulation Unit: A unit of measurement used to calculate the Account Value during the Accumulation Phase.

Accumulation Unit Value: The value of an Accumulation Unit for a Subaccount of Variable Annuity Account C. Each Subaccount of Variable Annuity Account C has its own Accumulation Unit Value, which may increase or decrease daily based on the investment performance of the applicable underlying Fund in which it invests.

Annuitant. The Annuitant is the person(s) on whose life expectancy the Income Phase payments are calculated.

Beneficiary (or Beneficiaries): The person designated to receive the death benefit payable under the Contract.

Contract or Contracts: The flexible premium, group, deferred combination variable and fixed annuity Contracts offered by your Plan Sponsor as a funding vehicle for your retirement plan.

Contract Holder: The person to whom we issue the Contract. Generally, the Plan Sponsor or a trust. We may also refer to the Contract Holder as the Contract Owner.

Contract Year: A 12-month period measured from the date we establish the Contract, or measured from any anniversary of that date.

Customer Service: The location from which we service the Contracts. The mailing address and telephone number of Customer Service is Defined Contributions Administration, P.O. Box 990063, Hartford, CT 06199-0063, 1-800-584-6001.

Fixed Interest Options: The Fixed Plus Account II is a Fixed Interest Option that may be available during the Accumulation Phase under some Contracts. Amounts allocated to the Fixed Interest Option is held in the Company's General Account which supports insurance and annuity obligations.

Fund(s): The underlying mutual Funds in which the Subaccounts invest.

General Account: The account that contains all of our assets other than those held in Variable Annuity Account C or one of our other separate accounts.

Good Order: Generally, a request is considered to be in "Good Order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out. We can only act upon written requests that are received in Good Order.

Income Phase: The period during which you receive payments from your Contract.

Investor (also "you" or "participant"): The individual who participates in the Contract through a retirement plan.

Loan Interest Rate Spread: The difference between the rate charged and the rate credited on loans under your Contract.

Net Asset Value: A Fund's current market value.

Plan Sponsor: The sponsor of your retirement plan. Generally, your employer.

Purchase Payment: Collectively, the initial Purchase Payment and any additional Purchase Payment.

Purchase Payment Period (also called "Deposit Cycle" in the Contract): For installment Purchase Payments, the period of time it takes to complete the number of installment Purchase Payments expected to be made to your account over a year. For example, if your payment frequency is monthly, a payment period is completed after 12 Purchase Payments are made. If only 11 Purchase Payments are made, the payment period is not completed until the twelfth Purchase Payment is made. At any given time, the number of payment periods completed cannot exceed the number of Account Years completed, regardless of the number of payments made.

Subaccount: Division(s) of Variable Annuity Account C that are investment options under the Contract. Each Subaccount invests in a corresponding underlying mutual Fund.

Tax Code: The Internal Revenue Code of 1986, as amended.

VRIAC, the Company, we, us and our: Voya Retirement Insurance and Annuity Company, a stock company domiciled in Connecticut, that issues the Contract described in this prospectus.

Valuation Date: Each date on which the Accumulation Unit Value of the Subaccounts of Variable Annuity Account C and the Net Asset Value of the shares of the underlying Funds are determined. Currently, these values are determined after the close of business of the New York Stock Exchange ("NYSE") on any normal Business Day, Monday through Friday, when the NYSE is open for trading.

Variable Annuity Account C, the Separate Account: Voya Variable Annuity Account C, a segregated asset account established by us to fund the variable benefits provided by the Contract. The Variable Annuity Account C is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and it also meets the definition of "separate account" under the federal securities laws.

Variable Investment Options: The Subaccounts of Variable Annuity Account C. Each one invests in a specific mutual Fund.

Vested: The amount of money in a participant's individual account attributable to participant contributions. In an, employer-sponsored retirement plan (i.e., a 401(k) or 403(b) plan), the Vested amount may include employer matching contributions.

KEY INFORMATION

Important Information You Should Consider About the Contract

FEES AND EXPENSES			

Transaction Charges	In addition to the early withdrawal charge, the Investor may also be charged for other transactions. If you take a loan from your Account Value, you may be subject to one of the following charges:
	
	   ▷ A Loan Interest Rate Spread (which is the difference between the rate charged and the rate credited on loans under your Contract); or
	   ▷ A loan initiation fee; and
	   ▷ An annual loan administration fee.
	
	Certain Funds may impose redemption fees as a result of withdrawals, transfers or other Fund transactions you may initiate.
	
	See "**FEE TABLES** – *Transaction Expenses*" and "**CHARGES AND FEES.**"		

Ongoing Fees and Expenses (annual charges)	The table below describes the fees and expenses that you may pay *each year*, depending on the options you choose. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have elected.		
	Annual Fee	**Minimum**	**Maximum**
	Base Contract Expenses	0.45%[1, 2]	0.45%[1, 2]
	Fund Fees and Expenses *(annual charges)*	[X.XX]%[3]	[X.XX]%[3]

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[1] As a percentage of average Account Value.

[2] The base contract expense includes the mortality and expense risk charge which compensates us for the mortality and expense risks we assume under the Contract, including those risks associated with our funding of the death benefit, including any guaranteed death benefits. We currently do not charge an annual maintenance fee, but may deduct it during the Accumulation Phase. The minimum amount reflects these reductions or eliminations, while the maximum amount does not. **See "CHARGES AND FEES** – *Periodic Fees and Charges*."

[3] These expenses, which include management fees, distribution (12b-1) and/or service fees and other expenses, do not take into account any fee waiver or expense reimbursement arrangements that may apply. These expenses are for the year ended December 31, 2021, and will vary from year to year.

FEES AND EXPENSES
(continued from previous page)

Ongoing Fees and Expenses (annual charges)	Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay *each year* based on current charges. This estimate assumes that you do not take withdrawals from the Contract, **which could add surrender charges that substantially increase costs**.
	Lowest Annual Cost Estimate: $[ ] Assumes: • Investment of $100,000; • 5% annual appreciation; • No optional benefits; • No sales charges; and • No additional Purchase Payments, transfers or withdrawals.	**Highest Annual Cost Estimate: $[ ]** Assumes: • Investment of $100,000; • 5% annual appreciation; • No sales charges; and • No additional Purchase Payments, transfers or withdrawals.
	See "FEE TABLES – *Periodic Fees and Expenses*" and "CHARGES AND FEES – *Periodic Fees and Charges*."

RISKS

Risk of Loss	You An Investor can lose money by investing in the Contract. See "PRINCIPAL RISKS OF INVESTING IN THE CONTRACT."
Not a Short-Term Investment	This Contract is not designed for short-term investing and is not appropriate for an Investor who needs ready access to cash. The Contract is typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan and may expose you tax penalties. You should not participate in this Contract if you are looking for a short-term investment or expect to make withdrawals before you are age 59½. If you participate in the Texas Optional Retirement Program, you may not receive any distribution before retirement, except upon reaching age 70½ or terminating employment with Texas public institutions of higher learning. See "PRINCIPAL RISKS OF INVESTING IN THE CONTRACT."
Risks Associated with Investment Options	An investment in the Contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the Contract. Each investment option will have its own unique risks, and you should review these investment options before making an investment decision. See "THE INVESTMENT OPTIONS – *The Variable Investment Options*" and APPENDIX A.
Insurance Company Risks	An investment in the Contract is subject to the risks related to VRIAC, including that any obligations, including under the Fixed Interest Options, guarantees or benefits are subject to the claims-paying ability of VRIAC. More information about VRIAC, including its financial strength ratings, is available upon request, by contacting Customer Service. See "THE CONTRACT – *The General Account*."

RESTRICTIONS	
Investments	• Generally the Contract Holder or you, if permitted by the plan, may select no more than 25 investment options at enrollment. Thereafter, more than 25 investment options can be selected at any one time; • Some Subaccounts and Fixed Interest Options may not be available through certain Contracts, your plan or in some states; • Not all Fixed Interest Options may be available for current or future investment; • There are certain restrictions on transfers from the Fixed Interest Options; • The Company reserves the right to combine two or more Subaccounts, close Subaccounts or substitute a new Fund for a Fund in which a Subaccount currently invests; and • The Contract is not designed to serve as a vehicle for frequent transfers. We actively monitor Fund transfer and reallocation activity to identify violations of our Excessive Trading Policy. Electronic trading privileges will be suspended if the Company determines, in its sole discretion, that our Excessive Trading Policy has been violated. See "**THE INVESTMENT OPTIONS –** *Selecting Investment Options* **and** *Right to Change the Separate Account*" **and** "**THE CONTRACT –** *Limits on Frequent or Disruptive Transfers*."
Optional Benefits	We may discontinue or restrict the availability of an optional benefit. See "**THE CONTRACT –** *Contract Provisions and Limitations* **–** **The Asset Rebalancing Program**," "**DEATH BENEFIT –** **Death Benefit Options**," "**SYSTEMATIC DISTRIBUTION OPTIONS –** **Availability of Systematic Distribution Options**" **and** "**LOANS –** *Availability*."
TAXES	
Tax Implications	• You should consult with a tax and/or legal adviser to determine the tax implications of an investment in, and distributions received under, the Contract; • There is no additional tax benefit to the Investor if the Contract is purchased through a tax-qualified plan or individual retirement account ("IRA"); and • Withdrawals will be subject to ordinary income tax and may be subject to tax penalties. See "**FEDERAL TAX CONSIDERATIONS**."
CONFLICTS OF INTEREST	
Investment Professional Compensation	• We pay compensation to broker-dealers whose registered representatives sell the Contract. • Compensation may be paid in the form of commissions or other compensation, depending upon the agreement between the broker/dealers and the registered representative. • Because of this sales-based compensation, an investment professional may have a financial incentive to offer or recommend the Contract over another investment. See "**OTHER TOPICS –** *Contract Distribution*."
Exchanges	Some investment professionals may have a financial incentive to offer you a new contract in place of the one you own. You should exchange your Contract only if you determine, after comparing the features, fees and risks of both contracts, that it is preferable for you to purchase the new contract rather than continue to own the existing Contract. See "**PRINCIPAL RISKS OF INVESTING IN THE CONTRACT**."

OVERVIEW OF THE CONTRACT

This summary provides a brief overview of the more significant aspects of the Contract. Further detail is provided in this prospectus, the related Statement of Additional Information ("SAI"), the Contract and the summary or full prospectuses for the Funds being considered. We urge you to read the entire prospectus as it describes all material features and benefits of the Contract and your rights and limitations thereunder. It also sets forth information you should know before making the decision to participate in the Contract through your retirement plan. Certain features and benefits may vary depending on the state in which your Contract is issued.

Purpose

The contracts described in this prospectus are flexible premium, group, deferred combination variable and fixed annuity contracts. It is intended to be used as a funding vehicle for certain types of retirement plans and to qualify for beneficial tax treatment and/or to provide current income reduction under Tax Code Sections 401(a), 401(k), 403(a), 403(b) and 457, including Roth 401(k), Roth 403(b) and Roth 457(b) plans.

The Contract is designed for Investors who intend to accumulate funds for retirement purposes, and thus is best suited for those with a long investment horizon. The Contract should not be viewed as a highly liquid investment. In that regard, early withdrawals may be restricted by the Tax Code or your plan and may expose you to tax penalties. The value of deferred taxation on earnings grows with the amount of time your money is left in the Contract. For these reasons, you should not participate in this Contract if you are looking for a short-term investment. When considering whether to purchase or participate in the Contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

Phases of Contract

The Contract has two phases: An **Accumulation Phase** and an **Income Phase.**

Accumulation Phase: During the Accumulation Phase, you direct us to invest your Purchase Payments or Account Value among the following investment options:
- Variable Investment Options; and/or
- Fixed Interest Option.

Income Phase: During the Income Phase, you start receiving annuity, or Income Phase, payments from your Contract. The Contract offers several Income Phase payment options. In general, you may:
- Receive Income Phase payments over a lifetime or for a specified period;
- Receive Income Phase payments monthly, quarterly, semi-annually or annually;
- Select an Income Phase option that provides a death benefit to Beneficiaries; or
- Select fixed Income Phase payments or payments that vary based on the performance of the Variable Investment Options you select.

The Variable Investment Options

The Variable Investment Options are Subaccounts within the Separate Account. Each Subaccount invests its assets directly in shares of a corresponding underlying Fund, and each Fund has its own distinct investment objectives, fees and expenses and investment advisers. Earnings on amounts invested in a Subaccount will vary depending upon the performance and fees of the corresponding underlying Fund. You do not invest directly in or hold shares of the Funds. **Additional information about each underlying Fund is set forth in the section of this prospectus called "APPENDIX A: FUNDS AVAILABLE UNDER THE CONTRACT."**

There is no guarantee that your Account Value will increase. Depending upon the investment experience of each Fund in which a Subaccount invests, your Account Value may increase or decrease daily. You bear the investment risk for the Funds in which the Subaccounts invest; you will benefit from favorable investment experience but also bear the risk of poor investment performance.

The Fixed Interest Options

The Fixed Plus Account II is an investment option that may be available through the Contract. For a description of the Fixed Plus Account II, see **APPENDIX B**.

Contract Features

Death Benefit. A Beneficiary may receive a death benefit in the event of your death during both the Accumulation and Income Phases (described above). If made available under your Contract, you can elect the Return of Purchase Payment Death Benefit or the Adjusted Purchase Payment Guaranteed Death Benefit. The availability of a death benefit during the Income Phase depends upon the Income Phase annuity payment option selected. **See "DEATH BENEFIT –** *Death Benefit During the Income Phase***."**

Asset Rebalancing Program. Our asset rebalancing program may be available in connection with certain Contracts. Asset rebalancing allows you to reallocate your Account Value in the investments and percentages you identify. There is no additional charge for this program. **See 'THE CONTRACT –** *Contract Purchase and Limitations –* **The Asset Rebalancing Program."**

Loans. If allowed by the Contract and the plan and subject to the terms and conditions imposed by the plan and the plan's loan agreement, you may initiate a loan during the Accumulation Phase from your Account Value allocated to certain Subaccounts and Fixed Interest Option. There are charges associated with loans. Loans are subject to requirements under the Tax Code and related loan regulations, as well as ERISA (if applicable). Further restrictions may apply due to our administrative practices or those administrative practices of a third party administrator selected by your Plan Sponsor. **See "LOANS."**

Systematic Distribution Options. These allow you to receive regular payments from your account, while retaining the account in the Accumulation Phase. **See "SYSTEMATIC DISTRIBUTION OPTIONS."**

Withdrawals. During the Accumulation Phase, you may, under some plans, withdraw all or part of your Account Value. Amounts withdrawn may be subject to an early withdrawal charge, other deductions, tax withholding and taxation. **See "WITHDRAWALS."**

Taxation. Taxes will generally be due when you receive a distribution. Tax penalties may apply in some circumstances. **See "FEDERAL TAX CONSIDERATIONS."**

FEE TABLE

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering or making withdrawals from the Contract. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have elected.

The first table describes the fees and expenses that you will pay at the time you buy the Contract, surrender or make withdrawals from the Contract or take a loan from the Contract. State premium taxes may also be deducted.

Transaction Expenses

Maximum Loan Fees
Loan Interest Rate Spread (per annum)[4]	3.00%
Loan Initiation Fee[5]	$125.00
Annual Loan Administration Fee[6]	$50.00

Premium Tax[7]

The next table describes the fees and expenses that you will pay each year during the time that you own the Contract (not including Fund fees and expenses).

Annual Contract Expenses

	Direct Contracts	Mentor Contracts
Base Contract Expenses[8, 9] *(as a percentage of average Account Value)*	0.00%	0.45%

The next item shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract. A complete list of the Funds available under the Contract, including their annual expenses, may be found in APPENDIX A of this prospectus.

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[4] This is the difference between the rate charged and the rate credited on loans under your Contract. We reserve the right to assess a Loan Interest Rate Spread between 0.0% and 3.0% per annum. If applied, the Loan Interest Rate Spread is generally 2.5% per annum. **See "LOANS – *Things to Consider Before Initiating a Loan.*"**

[5] Certain Contracts that have a 0.0% Loan Interest Rate Spread may be subject to a loan initiation fee. If assessed, the loan initiation fee will apply to each outstanding loan taken and will be deducted from the Account Value. We reserve the right to change the fee charged for loan initiation, but not to exceed $125. **See "LOANS – *Things to Consider Before Initiating a Loan.*"**

[6] Certain Contracts that have a 0.0% Loan Interest Rate Spread may be subject to an annual loan administration fee. If assessed, the annual loan administration fee will apply to each outstanding loan and will be deducted from the Account Value annually at the beginning of each calendar year. We reserve the right to change the annual fee charged for loan administration, but the fee shall not exceed $50. **See "LOANS – *Things to Consider Before Initiating a Loan.*"**

[7] We reserve the right to deduct a charge for premium taxes from your Account Value or from payments to the Account at any time, but not before there is a tax liability under state law. **See "CHARGES AND FEES – *Premium and Other Taxes."***

[8] These fees may be waived, reduced or eliminated in certain circumstances. We currently do not charge an annual maintenance fee. **See "CHARGES AND FEES."**

[9] The mortality and expense risk charge, included in the base contract expenses, compensates us for the mortality and expense risks we assume under the Contract, including those risks associated with our funding of the death benefit, including any guaranteed death benefits. The base contract expenses also reflect an administration expense charge equal to 0.25% annually of your Account Value invested in the Subaccounts. **See "CHARGES AND FEES – *Periodic Fees and Charges* – Mortality and Expense Risk Charge."**

Annual Fund Expenses

	Direct Contracts		Mentor Contracts	
	Minimum	**Maximum**		
Expenses that are deducted from Fund assets, including management fees, distribution and/or service (12b-1) fees, and other expenses (as of December 31, 2021).	[X.XX]%	[X.XX]%	[X.XX]%	[X.XX%]

See "**CHARGES AND FEES –** *Fund Fees and Expenses*" **for additional information about the fees and expenses of the Funds, including information about the revenue we may receive from each of the Funds or the Funds' affiliates.**

Examples

These examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include transaction expenses (assuming no loans), annual Contract expenses and annual Fund expenses.

The following examples assume that you invest $100,000 in the Contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume the most expensive combination of annual Fund expenses. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

<u>Applicable to Direct Contracts</u>:

	<u>1 Year</u>	**<u>3 Years</u>**	**<u>5 Years</u>**	**<u>10 Years</u>**
Example A: If you withdraw your entire Account Value at the end of the applicable time period:	[$X,XXX]	[$X,XXX]	[$X,XXX]	[$X,XXX]
Example B: If you do not withdraw your entire Account Value or if you select an Income Phase payment option at the end of the applicable time period:[*]	**<u>1 Year</u>** [$X,XXX]	**<u>3 Years</u>** [$X,XXX]	**<u>5 Years</u>** [$X,XXX]	**<u>10 Years</u>** [$X,XXX]

<u>Applicable to Mentor Contracts</u>:

	<u>1 Year</u>	**<u>3 Years</u>**	**<u>5 Years</u>**	**<u>10 Years</u>**
Example A: If you withdraw your entire Account Value at the end of the applicable time period:	[$X,XXX]	[$X,XXX]	[$X,XXX]	[$X,XXX]
Example B: If you do not withdraw your entire Account Value or if you select an Income Phase payment option at the end of the applicable time period:[*]	**<u>1 Year</u>** [$X,XXX]	**<u>3 Years</u>** [$X,XXX]	**<u>5 Years</u>** [$X,XXX]	**<u>10 Years</u>** [$X,XXX]

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[*] This example will not apply if during the Income Phase a nonlifetime payment option is elected with variable payments and a lump-sum payment is requested within a certain number of years as specified in the contract. In that case, the lump-sum payment is treated as a withdrawal during the Accumulation Phase and may be subject to an early withdrawal charge. (Refer to Example A.)

PRINCIPAL RISKS OF INVESTING IN THE CONTRACT

The decision to participate or invest in the Contract should be discussed with your financial representative. Make sure that you understand the risks you will face when you consider an investment in the Contract.

There are risks associated with investing in the Contract.

- **Investment Risk** – You bear the risk of any decline in the Account Value caused by the performance of the underlying Funds held by the Subaccounts. Those Funds could decline in value very significantly, and there is a risk of loss of your entire amount invested. The risk of loss varies with each underlying Fund. The investment risks are described in the prospectuses for the underlying Funds;
- **Insurance Company Insolvency** – It is possible that we could experience financial difficulty in the future and even become insolvent, and therefore become unable to provide all of the guarantees and benefits that exceed the assets in the Separate Account that we have promised;
- **Tax Consequences** – Early withdrawals may be restricted by the Tax Code or your plan or may expose you to tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the Contract.
- **Short-Term Investments** – You should not participate in this Contract if you are looking for a short-term investment or expect to need to make withdrawals before you are age 59½; and
- **Cyber Security and Certain Business Continuity Risks** – Our operations support complex transactions and are highly dependent on the proper functioning of information technology and communication systems. Any failure of or gap in the systems and processes necessary to support complex transactions and avoid systems failure, fraud, information security failures, processing errors, cyber intrusion, loss of data and breaches of regulation may lead to a materially adverse effect on our results of operations and corporate reputation. In addition, we must commit significant resources to maintain and enhance its existing systems in order to keep pace with applicable regulatory requirements, industry standards and customer preferences. If we fail to maintain secure and well-functioning information systems, we may not be able to rely on information for product pricing, compliance obligations, risk management and underwriting decisions. In addition, we cannot assure Investors or consumers that interruptions, failures or breaches in security of these processes and systems will not occur, or if they do occur, that they can be timely detected and remediated. The occurrence of any of these events may have a materially adverse effect on our businesses, results of operations and financial condition.

THE COMPANY

Voya Retirement Insurance and Annuity Company ("VRIAC," the "Company," "we," "us" and "our") issues the Contracts described in this prospectus and is responsible for providing each Contract's insurance and annuity benefits. All guarantees and benefits provided under the Contracts that are not related to the Separate Account are subject to the claims paying ability of the Company and our General Account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. From January 1, 2002 until August 31, 2014, the Company was known as ING Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya"), which until April 7, 2014, was known as ING U.S., Inc. In May, 2013, the common stock of Voya began trading on the New York Stock Exchange ("NYSE") under the symbol "VOYA."

We are engaged in the business of issuing insurance and annuities and providing financial services in the United States. We are authorized to conduct business in all states, the District of Columbia, Guam, Puerto Rico and the Virgin Islands. Our principal executive offices are located at:

One Orange Way
Windsor, CT 06095-4774

Product Regulation. Our annuity, retirement and investment products are subject to a complex and extensive array of state and federal tax, securities, insurance and employee benefit plan laws and regulations, which are administered and enforced by a number of different governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, state banking authorities, the SEC, the Financial Industry Regulatory Authority ("FINRA"), the Department of Labor, the Internal Revenue Service ("IRS") and the Office of the Comptroller of the Currency. For example, U.S. federal income tax law imposes requirements relating to insurance and annuity product design, administration and investments that are conditions for beneficial tax treatment of such products under the Tax Code. **See "FEDERAL TAX CONSIDERATIONS" for further discussion of some of these requirements.** Additionally, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution and administration. Failure to administer product features in accordance with contract provisions or applicable law, or to meet any of these complex tax, securities, or insurance requirements could subject us to administrative penalties imposed by a particular governmental or self-regulatory authority, unanticipated costs associated with remedying such failure or other claims, harm to our reputation, interruption of our operations or adversely impact profitability.

VARIABLE ANNUITY ACCOUNT C

We established Variable Annuity Account C (the "Separate Account") under Connecticut law in 1976 as a continuation of the separate account established in 1974 under Arkansas law by Aetna Variable Annuity Life Insurance Company. The Separate Account was established as a segregated asset account to fund variable annuity contracts. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). It also meets the definition of "separate account" under the federal securities laws.

Income, gains, and losses credited to, or charged against, the Separate Account reflect the Separate Account's own investment experience and not the investment experience of VRIAC's other assets. The assets of the Separate Account equal to contract liabilities may not be used to pay any liabilities of VRIAC other than those arising from the Contracts. However, Separate Account assets that exceed contract liabilities are subject to any liabilities of VRIAC. VRIAC is obligated to pay all amounts promised to Investors under the Contracts.

Information regarding each underlying Fund, including: (1) its name; (2) its investment adviser and any subadviser; (3) current expenses; and (4) performance is available in **APPENDIX A** to this prospectus. Each Fund has issued a prospectus that contains more detailed information about the Fund. You may obtain paper or electronic copies of those prospectuses by contacting Customer Service.

THE INVESTMENT OPTIONS

The Contract offers Variable Investment Options and a Fixed Interest Option. The Contract Holder or you, if the Contract Holder permits, directs us to allocate initial Purchase Payments to the investment options available under the plan. Generally, you will specify this information on your enrollment materials. After your enrollment, changes to allocations for future Purchase Payments or the transfer of existing balances among investment options may be requested by contacting Customer Service, electronically at www.voyaretirementplans.com or through such other means as may be available under our administrative procedures in effect from time to time. Allocations must be in whole percentages, and there may be limitations on the number of investment options that can be selected.

We may add, withdraw or substitute investment options subject to the conditions in the Contract and in compliance with regulatory requirements.

The Variable Investment Options

These options are Subaccounts of the Separate Account. Each Subaccount invests directly in shares of a corresponding mutual Fund, and earnings on amounts invested in a Subaccount will vary depending upon the performance and fees of its underlying Fund. You do not invest directly in or hold shares of the Funds.

Certain information about the Funds available through the Subaccounts of the Separate Account appears in **APPENDIX A** to this prospectus. Please also refer to the Fund prospectuses for additional information and read them carefully. Fund prospectuses may be obtained, free of charge by contacting Customer Service at 1-800-584-6001, by accessing the SEC's website or by contacting the SEC Public Reference Branch.

Selection of Underlying Funds

The Funds available to you may vary based on employer and state approval and participants should refer to their plan documents for a list of available Funds. The Funds available to you are also found online at [insert appropriate website], by calling Customer Service at 1-800-584-6001 or by sending an email request to [insert email address]. The underlying Funds available through the Contracts described in **APPENDIX A** of this prospectus are determined by the Company but ultimately selected by the Plan Sponsor. When determining which underlying Funds to make available, we may consider various factors, including, but not limited to, asset class coverage, the alignment of the investment objectives of an underlying Fund with our hedging strategy, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor that we may consider is whether the underlying Fund or its service providers (e.g., the investment adviser or subadvisers) or its affiliates will make payments to us or our affiliates in connection with certain administrative, marketing, and support services, or whether affiliates of the Fund can provide marketing and distribution support for sales of the Contracts. **(For additional information on these arrangements, please refer to the "Revenue from the Funds" subsection of this prospectus.)** We review the Funds periodically and may, subject to certain limits or restrictions, remove a Fund or limit its availability to new investment if we determine that a Fund no longer satisfies one or more of the selection criteria, and/or if the Fund has not attracted significant allocations under the Contracts. We have included certain of the Funds at least in part because they are managed or subadvised by our affiliates.

We do not recommend or endorse any particular Fund, and we do not provide investment advice.

Fund of Funds

Certain Funds may be structured as "Fund of Funds" or "master-feeder" Funds. These Funds may have higher fees and expenses than a Fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying Funds in which they invest. These Funds may be affiliated Funds, and the underlying Funds in which they invest may be affiliated as well. The Fund prospectuses disclose the aggregate annual operating expenses of each Fund and its corresponding underlying Fund or Funds.

Funds With Managed Volatility Strategies

As described in more detail in the Fund prospectuses, certain Funds employ a managed volatility strategy that is intended to reduce the Fund's overall volatility and downside risk, and to help us manage the risks associated with providing certain guarantees under the Contract. During rising markets, the hedging strategies employed to manage volatility could result in your Account Value rising less than would have been the case if you had been invested in a Fund with substantially similar investment objectives, policies and strategies that does not utilize a volatility management strategy. In addition, the cost of these hedging strategies may have a negative impact on performance. On the other hand, investing in Funds with a managed volatility strategy may be helpful in a declining market with higher market volatility because the hedging strategy will reduce your equity exposure in such circumstances. In such cases, your Account Value may decline less than would have been the case if you had not invested in Funds with a managed volatility strategy. There is no guarantee that a managed volatility strategy can achieve or maintain the Fund's optimal risk targets, and the Fund may not perform as expected.

Insurance-Dedicated Funds *(Mixed and Shared Funding)*.

Some of the Funds described in this prospectus are available only to insurance companies for their variable contracts (or directly to certain retirement plans, as allowed by the Tax Code). Such Funds are often referred to as "insurance-dedicated Funds," and are used for "mixed" and "shared" funding.

"Mixed funding" occurs when shares of a Fund, which the Subaccount buys for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a Fund, which the Subaccount buys for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts. In other words:
- Mixed funding – bought for annuities and life insurance; and
- Shared funding – bought by more than one company.

Revenue from the Funds

The Company or its affiliates may receive compensation from each of the Funds or the Funds' affiliates. This revenue may include:
- A share of the management fee;
- Service fees;
- For certain share classes, 12b-1 fees; and
- Additional payments (sometimes referred to as revenue sharing).

12b-1 fees are used to compensate the Company and its affiliates for distribution related activity. Service fees and additional payments (sometimes collectively referred to as subaccounting fees) help compensate the Company and its affiliates for administrative, recordkeeping or other services that we provide to the Funds or the Funds' affiliates, such as:
- Communicating with customers about their Fund holdings;
- Maintaining customer financial records;
- Processing changes in customer accounts and trade orders (e.g. purchase and redemption requests);
- Recordkeeping for customers, including Subaccounting services;
- Answering customer inquiries about account status and purchase and redemption procedures;
- Providing account balances, account statements, tax documents and confirmations of transactions in a customer's account;
- Transmitting proxy statements, annual and semi-annual reports, Fund prospectuses and other Fund communications to customers; and
- Receiving, tabulating and transmitting proxies executed by customers.

The management fee, service fees and 12b-1 fees are deducted from Fund assets. Any such fees deducted from Fund assets are disclosed in the Fund prospectuses. Additional payments, which are not deducted from Fund assets and may be paid out of the legitimate profits of Fund advisers and/or other Fund affiliates, do not increase, directly or indirectly, Fund fees and expenses, and we may use these additional payments to finance distribution.

The amount of revenue the Company may receive from each of the Funds or from the Funds' affiliates may be substantial, although the amount and types of revenue vary with respect to each of the Funds offered through the Contract. This revenue is one of several factors we consider when determining Contract fees and charges and whether to offer a Fund through our contracts. **Fund revenue is important to the Company's profitability and it is generally more profitable for us to offer affiliated Funds than to offer unaffiliated Funds.**

Assets allocated to affiliated Funds, meaning Funds managed by Voya Investments, LLC or another Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated Funds may also be subadvised by a Company affiliate or an unaffiliated third party. Assets allocated to unaffiliated Funds, meaning Funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the Company. The Company expects to earn a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds. The revenue received by the Company from affiliated Funds may be based either on an annual percentage of average net assets held in the Fund by the Company or a share of the Fund's management fee.

In the case of affiliated Funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company. The sharing of the management fee between the Company and the affiliated investment adviser does not increase, directly or indirectly, Fund fees and expenses. The Company may also receive additional compensation in the form of intercompany payments from an affiliated Fund's investment adviser or the investment adviser's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated Funds provide the Company with a financial incentive to offer affiliated Funds through the Contract rather than unaffiliated Funds.

Additionally, in the case of affiliated Funds subadvised by third parties, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. However, subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences.

Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated Funds or their affiliates is based on an annual percentage of the average net assets held in that Fund by the Company. Some unaffiliated Funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

If the unaffiliated Fund families currently offered through the Contract, including Funds closed to new investors, that made cash payments to us were individually ranked according to the total amount they paid to the Company or its affiliates in 2021, in connection with the registered variable annuity contracts issued by the Company, that ranking would be as follows: **[To be updated by Amendment.]**

1. American Funds®;
2. Fidelity® Variable Insurance Products Funds;
3. Invesco Funds;
4. Wanger Advisors Trust Funds;
5. Franklin Templeton Investment Funds;
6. Franklin Templeton Variable Insurance Products Trust Funds;
7. PIMCO Variable Insurance Trust Funds; and
8. Pax World Funds.

If the revenues received from the affiliated Funds were taken into account when ranking the Funds according to the total dollar amount they paid to the Company or its affiliates in 2021, the affiliated Funds would be first on the list.

In addition to the types of revenue received from affiliated and unaffiliated Funds described above, affiliated and unaffiliated Funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a Fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for personnel, and opportunities to host due diligence meetings for representatives and wholesalers.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated Funds. **See also "CONTRACT DISTRIBUTION."**

Possible Conflicts of Interest

With respect to the insurance-dedicated Funds, it is possible that a conflict of interest may arise due to mixed and shared funding, a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the Contract Holder and others maintaining a voting interest in the Funds, or some other reason. Such a conflict could adversely impact the value of a Fund. For example, if a conflict of interest occurred and one of the Subaccounts withdrew its investment in a Fund, the Fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each insurance-dedicated Fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken to address such conflicts. In the event of a conflict, the Company will take any steps necessary to protect Contract Holders and Annuitants maintaining a voting interest in the Funds, including the withdrawal of the Separate Account from participation in the Funds that are involved in the conflict.

For additional risks associated with each Fund, please see the Fund's prospectus.

Voting Rights

Each of the Subaccounts holds shares in a Fund and each is entitled to vote at regular and special meetings of that Fund. Under our current view of applicable law, we will vote the shares for each Subaccount as instructed by persons having a voting interest in the Subaccount. If, however, we determine that we are permitted to vote the shares in our own right, we may do so.

Generally, under Contracts issued in connection with section 403(b) plans (including Roth 403(b) plans), you have a fully vested interest in the value of your employee account, and in your employer account to the extent of your vested percentage in the plan. Therefore, under such plans we seek authorization from the Contract Holder to vote shares attributable to the contract in accordance with voting instructions received from the individual participants under the Contract. Under Contracts issued in connection with section 457(b) and 415(m) plans, the Contract Holder retains all voting rights. We will vote all shares held by the Subaccount whether or not we have received voting instructions for such shares. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Accordingly, it is possible for a small number of persons (assuming there is a quorum) to determine the outcome of a vote.

We do not require that we receive voting instructions representing a minimum number of shares in order to vote all shares of the Subaccount. As a result of the proportional voting described above, the disposition of a matter may be determined by the vote of a small number of contract holders or participants.

Each person who has a voting interest in the Separate Account will receive periodic reports relating to the Funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes, whole and fractional, any person is entitled to direct will be determined as of the record date set by any Fund in which that person invests through the Subaccounts. Additionally:
- During the Accumulation Phase, the number of votes is equal to the portion of your Account Value invested in the Fund, divided by the Net Asset Value of one share of that Fund; and
- During the Income Phase, the number of votes is equal to the portion of reserves set aside for the Contract's share of the Fund, divided by the Net Asset Value of one share of that Fund.

We may restrict or eliminate any voting rights of persons who have voting rights as to the Separate Account as allowed by law.

Right to Change the Separate Account

We do not guarantee that each Fund will always be available for investment through the Contract. Subject to certain conditions and restrictions applicable to certain types of retirement plans and state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to the Separate Account with respect to some or all classes of Contracts:

- Offer additional Subaccounts that will invest in new Funds or Fund classes we find appropriate for contracts we issue;
- Combine two or more Subaccounts;
- Close Subaccounts. We will provide advance notice by a supplement to this prospectus if we close a Subaccount. If a Subaccount is closed or otherwise is unavailable for new investment, unless we receive alternative allocation instructions, all future amounts directed to the Subaccount that was closed or is unavailable may be automatically allocated among the other available Subaccounts according to the most recent allocation instructions we have on file. If the most recent allocation instructions we have on file do not include any available Subaccounts, the amount to be allocated will be returned unless we are provided with alternative allocation instructions. Alternative allocation instructions can be given by contacting Customer Service**;**
- Substitute a new Fund for a Fund in which a Subaccount currently invests. In the case of a substitution, the new Fund may have different fees and charges than the Fund it replaced. A substitution may become necessary if, in our judgment:
  - ▷ A Fund no longer suits the purposes of your Contract;
  - ▷ There is a change in laws or regulations;
  - ▷ There is a change in the Fund's investment objectives or restrictions;
  - ▷ The Fund is no longer available for investment; or
  - ▷ Another reason we deem a substitution is appropriate.
- Stop selling the Contract;
- Limit or eliminate any voting rights for the Separate Account; or
- Make any changes required by the 1940 Act or its rules or regulations.

We will not make a change until the change is disclosed in an effective prospectus or prospectus supplement, authorized, if necessary, by an order from the SEC and approved, if necessary, by the appropriate state insurance department(s).

The changes described above do not include those changes that may, if allowed under your plan, be initiated by your Plan Sponsor.

We reserve the right to transfer Separate Account assets to another separate account that we determine to be associated with the class of Contracts to which the Contract belongs.

Fixed Interest Options

For a description of the Fixed Interest Option that may be available through the Contract, see **APPENDIX B**.

Selecting Investment Options

When selecting investment options:
- **Choose options appropriate for you.** Your local representative can help you evaluate which Subaccounts or Fixed Interest Options may be appropriate for your individual circumstances and your financial goals;

- **Understand the risks associated with the options you choose.** Some Subaccounts invest in Funds that are considered riskier than others. Funds with additional risks are expected to have a value that rises and falls more rapidly and to a greater degree than other Funds. For example, Funds investing in foreign or international securities are subject to additional risks not associated with domestic investments, and their performance may vary accordingly. Also, Funds using derivatives in their investment strategy may be subject to additional risks. Because investment risk is borne by you, you should carefully consider any decisions that you make regarding investment allocations. You bear the risk of any decline in your Account Value resulting from the performance of the Funds you have chosen; and
- **Be informed.** Read this prospectus, all of the information that is available to you regarding the Funds – including each Fund's prospectus, SAI, annual and semi-annual reports and the Fixed Interest Option. After you make your selections, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

Furthermore, be aware that there may be:
- **Limits on Option Availability.** Some Subaccounts and Fixed Interest Options may not be available through certain Contracts and plans or in some states. Your Plan Sponsor may also have selected a subset of Variable Investment and/or Fixed Interest Options to be available under your plan; and
- **Limits on Number of Options Selected.** Generally, the Contract Holder or you, if permitted by the plan, may select no more than 25 investment options at initial enrollment. Thereafter, more than 25 investment options can be selected at any one time.

CHARGES AND FEES

The charges we assess and the deductions we make under the Contract are in consideration for: (1) the services and benefits we provide; (2) the costs and expenses we incur; and (3) the risks we assume. The charges and fees under the Contract may result in a profit to us.

The following repeats and adds to information provided in the "**FEE TABLES**" section. Please review both this section and the "**FEE TABLES**" section for information on fees.

Transaction Fees

Loan Interest Rate Spread, Loan Initiation Fee and Annual Loan Administration Fee

For a discussion of the charges that may be associated with loans, please see "**LOANS –** *Things to Consider Before Initiating a Loan*."

Fund Redemption Fees

Certain Funds may impose redemption fees as a result of withdrawals, transfers or other Fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual Funds as a result of withdrawals, transfers or other Fund transactions you initiate and remit such fees back to that Fund. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your Account Value. For a more complete description of the Funds' fees and expenses, review each Fund's prospectus.

Periodic Fees and Charges

Mortality and Expense Risk Charge

Maximum Amount. For Mentor Contracts, maximum the amount of this charge, on an annual basis, is equal to 0.45% of your account value invested in the subaccounts during the accumulation phase. For Direct Contracts, there is no mortality and expense risk charge during the accumulation phase. Under both the Direct Contracts and Mentor Contracts, the charge is 0.45% annually of your account value invested in the Subaccounts during the Income Phase. **See "INCOME PHASE – *Charges Deducted*."**

When/How. We deduct this charge daily from the Subaccounts corresponding to the Funds you select.

Purpose. This charge compensates us for the mortality and expense risks we assume under the Contract:
- Mortality risks are those risks associated with our promise to make lifetime Income Phase payments based on annuity rates specified in the Contracts and our funding of the minimum guaranteed death benefit (Mentor Contracts only) and other payments we make to Contract Holders, participants or beneficiaries of the accounts; and
- The expense risk is the risk that the actual expenses we incur under the Contract will exceed the maximum costs that we can charge.

If the amount we deduct for these charges is not enough to cover our mortality costs and expenses, we will bear the loss. We may use any excess to recover distribution costs relating to the Contract and as a source of profit. We expect to earn a profit from these charges.

Fund Fees and Expenses

Each Fund deducts management/investment advisory fees from the amounts allocated to the Fund. In addition, each Fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract holder services provided on behalf of the Fund. Furthermore, certain Funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of Fund shares. Fund fees and expenses are deducted from the value of the Fund shares on a daily basis, which in turn affects the value of each Subaccount that purchases Fund shares. Fund fees and expenses are one factor that impacts the value of a Fund's shares. **To learn more about Fund fees and expenses, the additional factors that can affect the value of a Fund's shares and other important information about the Funds, refer to the Fund prospectuses.**

Less expensive share classes of the Funds offered through this Contract may be available for investment outside of this Contract. You should evaluate the expenses associated with the Funds available through this Contract before making a decision to invest.

Premium and Other Taxes

Maximum Amount. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

When/How. We reserve the right to deduct a charge for premium taxes from your Account Value or from Purchase Payments to the Contract at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our Income Phase payment rates when you commence Income Phase payments. The state of Texas currently assesses a tax on the Company of up to .04% of amounts applied to an Income Phase payment option by residents of Texas. Although we do not currently deduct this charge from participant accounts, we reserve the right to do so.

We will not deduct a charge for any municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, the Company reserves the right to assess a charge for any federal taxes due against the Separate Account. **See "FEDERAL TAX CONSIDERATIONS."**

THE CONTRACT

The Contracts described in this prospectus are flexible premium group combination variable and fixed annuity contracts. They are intended to be used in connection with retirement arrangements qualifying for special treatment under certain sections of the Tax Code including Tax Code Sections 403(b) ("403(b) contracts"), 415(m) ("415(m) contracts"), and 457(b) ("457(b) contracts"). The 403(b) contracts are available as voluntary 403(b) contracts or in connection with a 403(b) optional retirement plan ("403(b) ORP contracts"). The voluntary 403(b) contracts are also available as Roth 403(b) contracts, and if permitted under the governmental 457(b) plan, the contract may be used with Roth 457(b) plans. There are two classes of Contracts described in this prospectus. The Mentor contract and the Direct contract. The Mentor contract is designed for individuals who want help in determining amounts to save and who desire education regarding their retirement plan program. The Mentor contract is available for enrollment through a sales representative. The Direct contract is designed for individuals who prefer group education sessions. The Direct contract remains available for those participants already invested however, it is no longer available for new sales.

You may participate in this contract if you are an employee eligible to participate in one or more of the University of Texas System Retirement Programs under Tax Code Sections 403(b), 415(m), and 457(b).

The Contract is a long-term investment. Early withdrawals may be restricted by the Tax Code or your plan or may expose you to tax penalties. The value of deferred taxation on earnings grows with the amount of time Funds are left in the Contract. You should not participate in the Contract if you are looking for a short-term investment.

When considering whether to purchase or participate in the Contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 403(b), Roth 403(b), 415(m) or 457(b) plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as a guaranteed death benefit under some contracts or the option of lifetime Income Phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity. **See "CONTRACT PURCHASE AND PARTICIPATION."**

Contract Ownership and Rights

Who Owns the Contract? The Contract Holder.

Who Owns Money Accumulated Under the Contract? It depends on the type of plan, as follows:
- **Under 403(b), Roth 403(b) and 415(m) Plans.** Under the Contract, we may establish one or more accounts for you. Generally, we establish an employee account to receive salary reduction and rollover amounts and an employer account to receive employer contributions. You have the right to the value of your employee account and any employer account to the extent you are Vested as interpreted by the Contract Holder; and
- **Under Governmental 457(b) Plans.** The Tax Code requires that 457(b) plan assets of governmental employers be held in trust for the exclusive benefit of you and your Beneficiaries. An annuity contract satisfies the trust requirement of the Tax Code; and

Who Holds Rights Under the Contract? It depends on the type of plans, as follows:
- **Under the Voluntary 403(b) and Roth 403(b) Contracts,** the Contract Holder holds all rights under the Contract during the Accumulation and Income Phases of the Contract. However, pursuant to Treasury Department regulations, the exercise of certain of these rights may require the consent and approval of the Contract Holder or its delegate. Upon your death, the Contract Beneficiary may exercise any remaining rights under the Contract; and
- **Under 403(b) ORP Contracts, 415(m) Contracts and 457(b) Contracts,** the Contract Holder holds all rights under the Contract, during all phases of the Contract. The Contract Holder may permit you to exercise some of those rights. For example, the Contract Holder may allow you to choose investment options.

For additional information about the respective rights of the Contract Holder and participants, see **APPENDIX C**.

What Happens if You Die? The Contract provides a death benefit in the event of your death during the Accumulation Phase, which is payable to the Beneficiary named under the Contract (the "Contract Beneficiary"):
- Under the 403(b) ORP, 415(m) and 457(b) Contracts, the Contract Holder must be named as the Contract Beneficiary, but may direct that we make any payments to the Beneficiary you name under the plan (the "Plan Beneficiary"); and
- Under the Voluntary 403(b) and Roth 403(b) Contracts, you may generally designate your own Contract Beneficiary who will normally be your Plan Beneficiary, as well.

Transfer of Ownership; Assignment

An assignment of a Contract will only be binding on us if it is made in writing and sent to Customer Service. We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature. If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from the failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the Contract Holder and the interest of the Annuitant and any Beneficiary will be subject to the rights of any assignee we have on our records.

The Account Value

During the Accumulation Phase, your Account Value at any given time equals:
- Account dollars directed to the Fixed Interest Options, including interest earnings to date; less
- Any deductions from the Fixed Interest Options (e.g., withdrawals, fees); plus
- The current dollar value of amounts held in the Subaccounts, which takes into account investment performance and fees deducted from the Subaccounts.

Subaccount Accumulation Units. When a Fund is selected as an investment option, your account dollars invest in Accumulation Units of the Variable Annuity Account C Subaccount corresponding to that Fund. The Subaccount invests directly in the Fund shares. The value of your interests in a Subaccount is expressed as the number of Accumulation Units you hold multiplied by an "Accumulation Unit Value," as described below, for each unit.

Accumulation Unit Value. The value of each Accumulation Unit in a Subaccount is called the Accumulation Unit Value ("AUV"). The AUV varies daily in relation to the underlying Fund's investment performance. The AUV also reflects deductions for Fund fees and expenses, the mortality and expense risk charge and the administrative expense charge, if any. We discuss these deductions in more detail in "**FEE TABLE**" and "**CHARGES AND FEES**."

Valuation. We determine the AUV every normal business day that the NYSE is open, after the close of the NYSE (normally at 4:00 p.m. Eastern Time). At that time, we calculate the current AUV by multiplying the AUV last calculated by the Net Investment Factor of the Subaccount. The Net Investment Factor measures the investment performance of the Subaccount from one valuation to the next.

<p align="center">Current AUV = Prior AUV x Net Investment Factor</p>

Net Investment Factor. The Net Investment Factor for a Subaccount between two consecutive valuations equals the sum of 1.0000 plus the Net Investment Rate.

Net Investment Rate. The Net Investment Rate is computed according to a formula that is equivalent to the following:

- The net assets of the Fund held by the Subaccount as of the current valuation; minus
- The net assets of the Fund held by the Subaccount at the preceding valuation; plus or minus
- Taxes or provisions for taxes, if any, due to Subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
- The total value of the Subaccount's units at the preceding valuation; and minus
- A daily deduction for the mortality and expense risk charge, the administrative expense charge, if any, and any other fees deducted daily from investments in the Separate Account. **See "CHARGES AND FEES."**

The net investment rate may be either positive or negative.

Hypothetical Illustration

As a hypothetical illustration, assume that an Investor contributes $5,000 to his account and directs us to invest $3,000 in Fund A and $2,000 in Fund B. After receiving the contribution and following the next close of business of the NYSE, the applicable AUVs are $10 for Subaccount A, and $25 for Subaccount B. The Investor's account is credited with 300 Accumulation Units of Subaccount A and 80 Accumulation Units of Subaccount B.

Step 1: An Investor contributes $5,000.

Step 2:
- He or she directs us to invest $3,000 in Fund A. The dollars purchase 300 Accumulation Units of Subaccount A ($3,000 divided by the current $10 AUV); and
- He or she directs us to invest $2,000 in Fund B. The dollars purchase 80 Accumulation Units of Subaccount B ($2,000 divided by the current $25 AUV).

Step 3: The Separate Account then purchases shares of the applicable Funds at the then current market value (Net Asset Value or NAV).

The Fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the Subaccount, will cause the AUV to move up or down on a daily basis.

Purchase Payments to Your Account

If all or a portion of initial Purchase Payments are directed to the Subaccounts, they will purchase Subaccount Accumulation Units at the AUV next computed after our acceptance of the applicable application or enrollment forms, as described in "**CONTRACT PURCHASE AND PARTICIPATION**." Subsequent Purchase Payments or transfers directed to the Subaccounts that we receive in Good Order by the close of business of the NYSE will purchase Subaccount Accumulation Units at the AUV computed as of the close of the NYSE on that day. The value of Subaccounts may vary day to day. Subsequent Purchase Payments and transfers received in Good Order after the close of the NYSE will purchase Accumulation Units at the AUV computed as of the close of the NYSE on the next business day.

Contract Provisions and Limitations

Account Termination

Under some Contracts, where allowed by state law, we reserve the right to terminate an individual account if the Account Value is less than $5,000, if this value is not due to negative investment performance, and if no Purchase Payments have been received within the previous 12 months. We will notify you or the Contract Holder 90 days prior to terminating the account.

Allocation of Purchase Payments

All Purchase Payments are allocated to your Account Value on the Valuation Date of their receipt. The Contract Holder or you, if the Contract Holder permits, directs us to allocate Purchase Payments to the investment options available under the plan. Allocations must be in whole percentages, and there may be limitations on the number of investment options that can be selected. If the most recent allocation instructions we have on file include a Subaccount that corresponds to an underlying Fund that is closed to new investment or is otherwise unavailable, additional Purchase Payments received that would have been allocated to the Subaccount corresponding to the closed or otherwise unavailable Fund may be automatically allocated among the other available Subaccounts according to the most recent allocation instructions we have on file. If the most recent allocation instructions we have on file do not include any available Subaccounts, we must receive alternative allocation instructions or the Purchase Payment will be returned. Alternative allocation instructions can be given by contacting Customer Service. **See "THE INVESTMENT OPTIONS."**

Transfers Among Investment Options

During the Accumulation Phase and the Income Phase, the Contract Holder or you, if permitted by the plan, may transfer amounts among the investment options. Transfers from Fixed Interest Options are restricted as outlined in **APPENDIX B**. Transfers may be requested by telephone, electronically at www.voyaretirementplans.com or through such other means as may be available under our administrative procedures in effect from time to time. Transfers must be made in accordance with the terms of the Contract.

Value of Transferred Dollars. The value of amounts transferred in or out of Subaccounts will be based on the Subaccount unit values next determined after Customer Service receives your request in Good Order or if you are participating in the asset rebalancing program, after your scheduled transfer or reallocation.

Telephone and Electronic Transfers: Security Measures. To prevent fraudulent use of telephone or electronic transactions (including, but not limited to, internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a unique identifier or personal password. You are responsible for keeping your unique identifier or personal password and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from following telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

Tax Code Restrictions

The Tax Code places some limitations on contributions to your account. **See "FEDERAL TAX CONSIDERATIONS."**

The Asset Rebalancing Program

Our asset rebalancing program may be available in connection with certain Contracts. Asset rebalancing allows you to reallocate your Account Value in the investments and percentages you identify. Account Values invested in certain investment options may not be available for rebalancing under this program. We automatically reallocate your Account Value annually (or more frequently as we allow). Asset rebalancing neither ensures a profit nor guarantees against loss in a declining market. There is no additional charge for this program. If available for your Contract, you may elect the asset rebalancing program by contacting Customer Service at 1-800-584-6001, electronically at www.voyaretirementplans.com or through such other means as may be available under our administrative procedures in effect from time to time. The Company may change or discontinue the asset rebalancing program at any time.

Subaccount reallocations or changes outside of the asset rebalancing program may affect the program. Changes such as Fund mergers, substitutions or closures may also affect the program.

The General Account

All guarantees and benefits provided under the Contracts that are not related to the Separate Account are subject to the claims paying ability and financial strength of the Company and our General Account.

The following obligations under the Contract are funded by the General Account which supports our insurance and annuity obligations:
- Amounts allocated to the Fixed Plus Account II A;
- Amounts funding fixed Income Phase Payments;
- Death benefit payments held in an interest bearing retained asset account; and
- Where the amount of the death benefit exceeds the Account Value.

Contract Modification

We may change the Contract as required by federal or state law. In addition, unless we are otherwise restricted under the terms of the Contract, we may generally, upon 30 days' written notice to the Contract Holder (some Contracts may require a longer notice period), make other changes to group Contracts that would apply only to individuals who become participants under that Contract after the effective date of such changes. If the group Contract Holder does not agree to a change, we reserve the right to refuse to establish new accounts under the Contract, and under some Contracts, to discontinue accepting payments to existing accounts. Certain changes will require the approval of appropriate state or federal regulatory authorities.

We reserve the right to amend the Contract to include any future changes required to maintain the Contract (and the Roth 403(b) accounts) as a designated Roth 403(b) annuity contract (or account) under the Tax Code, regulations, IRS rulings and requirements.

Limits on Frequent or Disruptive Transfers

The Contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a Fund and raise its expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the Fund's ability to provide maximum investment return to all Contract Owners and participants.

This in turn can have an adverse effect on Fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should be aware that:**
- **We suspend the Electronic Trading Privileges, as defined below, of any individual or organization if we determine, in our sole discretion, that the individual's or organization's transfer activity is disruptive or not in the best interest of other owners of our variable insurance and retirement products, or the participant's in such products; and**
- **Each underlying Fund may limit or restrict Fund purchases and we will implement any limitation or restriction on transfers to an underlying Fund as directed by that underlying Fund.**

Consequently, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the Contract.

Excessive Trading Policy

We and the other members of the Voya family of companies that provide multi-Fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various Fund families that make their Funds available through our products to restrict excessive Fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor Fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if Fund transfer and reallocation activity:
- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products.

We currently define "Excessive Trading" as:
- More than one purchase and sale of the same Fund (including money market Funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same Fund is referred to as a "round-trip"). This means two or more round-trips involving the same Fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same Fund within a rolling 12 month period.

The following transactions are excluded when determining whether trading activity is excessive:
- Purchases or sales of shares related to non-Fund transfers (for example, new Purchase Payments, withdrawals and loans);
- Transfers associated with any scheduled dollar cost averaging, scheduled rebalancing, or scheduled asset allocation programs;
- Purchases and sales of Fund shares in the amount of $5,000 or less;
- Purchases and sales of Funds that affirmatively permit short-term trading in their Fund shares, and movement between such Funds and a money market Fund; and
- Transactions initiated by us, another member of the Voya family of companies, or a Fund.

If we determine that an individual or entity has made a purchase of a Fund within 60 days of a prior round-trip involving the same Fund, we will send them a letter warning that another sale of that same Fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate Fund transfers or reallocations through the Internet, facsimile, Voice Response Unit ("VRU"), telephone calls to Customer Service or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same Fund within a rolling 12 month period, we will send them a letter warning that another purchase and sale of that same Fund within 12 months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate Fund transfers or reallocations, the agent/registered representative, or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the Fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all Fund transfers or reallocations, not just those that involve the Fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate Fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity, and the Fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the Fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

The Company does not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular Fund, at any time without prior notice, depending on, among other factors, the needs of the underlying Fund(s), the best interests of Contract Owners, participants, and Fund investors, and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all Contract Owners and participants or, as applicable, to all Contract Owners and participants investing in the underlying Fund.

Our Excessive Trading Policy may not be completely successful in preventing market-timing or excessive trading activity. If it is not completely successful, Fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Underlying Funds

Each underlying Fund available through the variable insurance and retirement products offered by us and/or the other members of the Voya family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of Fund shares are subject to acceptance or rejection by the underlying Fund. We reserve the right, without prior notice, to implement Fund purchase restrictions and/or limitations on an individual or entity that the Fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a Subaccount if the corresponding Fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a Fund or all Funds within a Fund family) will be done in accordance with the directions we receive from the Fund.

Agreements to Share Information with Fund Companies

As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the Fund companies whose Funds are offered through the Contract. Contract Owner and participant trading information is shared under these agreements as necessary for the Fund companies to monitor Fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding Contract Owner and participant transactions, including but not limited to information regarding Fund transfers initiated by you. In addition to information about Contract Owner and participant transactions, this information may include personal Contract Owner and participant information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a Fund company may direct us to restrict a Contract Owner or participant's transactions if the Fund determines that the Contract Owner or participant has violated the Fund's excessive/frequent trading policy. This could include the Fund directing us to reject any allocations of Purchase Payments or Account Value to the Fund or all Funds within the Fund family.

THE INCOME PHASE

During the Income Phase, you receive payments from your accumulated Account Value.

Initiating Income Phase Payments

At least 30 days prior to the date you want to start receiving Income Phase payments, the Contract Holder or you, if permitted by the plan, must notify us in writing of the following:

- Start date;
- Income Phase payment option (**see the "*Income Phase Payment Options*" table in this section**);
- Income Phase payment frequency (i.e., monthly, quarterly, semi-annually or annually);
- Choice of fixed or variable payments;
- Selection of an assumed net investment rate (only if variable payments are elected); and
- Under some plans, certification from your employer and/or submission of the appropriate forms is also required.

The account will continue in the Accumulation Phase until the Contract Holder or you, as applicable, properly initiates Income Phase payments. Generally, the first Income Phase payment must be made by April 1 of the calendar year following the calendar year in which the Contract Holder attains age 72 (age 70½ if born before July 1, 1949) or in the case of an employer-sponsored plan, April 1 of the calendar year following the calendar year in which the Contract Holder retires, whichever occurs later. **See "FEDERAL TAX CONSIDERATIONS –** *Taxation of Qualified Contracts* **– Lifetime Required Minimum Distributions (403(b), Roth 403(b), 457(b) and Roth 457(b) Plans)."**

Once an Income Phase payment option is selected, it may not be changed; however, certain options allow you to withdraw a lump sum. **See "*Income Phase Payment Options*."**

Calculation of Income Phase Payments

Some of the factors that may affect Income Phase payments include: your age, your Account Value, the Income Phase payment option selected (including the frequency and duration of payments under the option selected), number of guaranteed payments, if any, selected and whether you select variable or fixed payments. As a general rule, more frequent Income Phase payments will result in smaller individual Income Phase payments. Likewise, Income Phase payments that are anticipated over a longer period of time will also result in smaller individual Income Phase payments.

Fixed Payments. Amounts funding fixed Income Phase payments will be held in the Company's General Account. Fixed payments will remain the same over time.

Variable Payments. Amounts funding your variable Income Phase payments will be held in the Subaccount(s) selected. The Subaccounts available for investment during the Income Phase may be different than those available for investment during the Accumulation Phase. For information about the Subaccounts available during the Income Phase, please contact Customer Service. The Contracts may restrict how many transfers, if any, are allowed among options during the Income Phase. For variable payments, an assumed net investment rate must be selected.

Payments from the Fixed Plus Account II. Under some Contracts, if a nonlifetime Income Phase payment option is selected, payments from the Fixed Plus Account II may only be made on a fixed basis.

Assumed Net Investment Rate. If you select variable Income Phase payments, an assumed net investment rate must also be selected. If you select a 5% rate, your first Income Phase payment will be higher, but subsequent Income Phase payments will increase only if the investment performance of the Subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If you select a 3.5% rate, your first Income Phase payment will be lower and subsequent Income Phase payments will increase more rapidly or decline more slowly depending upon the investment performance of the Subaccounts selected. For more information about selecting an assumed net investment rate, request a copy of the Statement of Additional Information by calling Customer Service.

Selecting an Increasing Payment. Under certain Income Phase payment options, if you select fixed payments, you may elect an increase of one, two or three percent, compounded annually. The higher your percentage, the lower your initial payment will be, while future payments will increase each year at a greater rate. Generally, this feature is not available with cash refund payment options and nonlifetime Income Phase payment options.

Charges Deducted

When you select an Income Phase payment option (one of the options listed in the table below), a mortality and expense risk charge, consisting of a daily deduction of 1.25% on an annual basis, will be deducted from amounts held in the Subaccounts. This charge compensates us for mortality and expense risks we assume under variable Income Phase payment options and is applicable to all variable Income Phase payment options, including variable nonlifetime options under which we do not assume mortality risk. In this situation, this charge will be used to cover expenses. Although we expect to earn a profit from this fee, we do not always do so. For variable options under which we do not assume a mortality risk, we may make a larger profit than under other options.

Required Minimum Payment Amounts

The initial Income Phase payment or the annual Income Phase payment total must meet the minimums stated in the Contract. If your Account Value is too low to meet these minimum payment amounts, you will receive one lump-sum payment. **See "*Contract Provisions and Limitations* – Account Termination."**

Death Benefit During the Income Phase

The death benefits that may be available to a Beneficiary are outlined in the following "***Income Phase Payment Options***" table. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after Customer Service receives proof of death acceptable to us and a payment request in Good Order. If the death benefit is not taken in a lump sum, your Beneficiary must meet the distribution rules imposed by the Tax Code. These rules recently changed for deaths occurring after January 1, 2020. Failure to meet these rules can result in tax penalties. See "**FEDERAL TAX CONSIDERATIONS –** *Taxation of Qualified Contracts* **– Required Distributions Upon Death**" for the distribution rules imposed by the Tax Code.

Payment of Death Benefit or Proceeds

Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a Beneficiary may be made either into an interest bearing retained asset account that is backed by our General Account (described in "**The Retained Asset Account**") or by check. For additional information about the payment options available to you, please refer to your claim forms or contact Customer Service. Beneficiaries should carefully review all settlement and payment options available under the Contract and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option**. See "DEATH BENEFIT – The Retained Asset Account" for more information about the retained asset account.**

Taxation. To avoid certain tax penalties, you and any Beneficiary must meet the distribution rules imposed by the Tax Code. **See "FEDERAL TAX CONSIDERATIONS."**

Income Phase Payment Options

The following table lists the Income Phase payment options and accompanying death benefits that may be available under the Contracts. The Tax Code and/or some Contracts may restrict the options and the terms available to you and/or your Beneficiary. **See "FEDERAL TAX CONSIDERATIONS."** Refer to your certificate or check with your Contract Holder for details. We may offer additional Income Phase payment options under the Contract from time to time. Unless permitted by the terms of the Income Phase payment options as described below, you will not be able to withdraw any Account Value after the annuity commencement date.

Terms used in the table:
- **Annuitant:** The person(s) on whose life expectancy the Income Phase payments are calculated; and
- **Beneficiary:** The person designated to receive the death benefit payable under the Contract.

Lifetime Income Phase Payment Options	
Life Income	**Length of Payments:** For as long as the Annuitant lives. It is possible that only one payment will be made should the Annuitant die prior to the second payment's due date. **Death Benefit-None:** All payments end upon the Annuitant's death.
Life Income – Guaranteed Payments*	**Length of Payments:** For as long as the Annuitant lives, with payments guaranteed for your choice of five to 30 years, or as otherwise specified in the Contract. **Death Benefit-Payment to the Beneficiary:** If the Annuitant dies before we have made all the guaranteed payments, we will continue to pay the Beneficiary the remaining payments. Unless prohibited by a prior election of the Contract Holder, the Beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Life Income – Two Lives	**Length of Payments:** For as long as either Annuitant lives. It is possible that only one payment will be made should both Annuitants die before the second payment's due date. **Continuing Payments:** • When you select this option, you choose for 100%, 66⅔% or 50% of the payment to continue to the surviving Annuitant after the first death; or • 100% of the payment to continue to the Annuitant on the second Annuitant's death, and 50% of the payment to continue to the second Annuitant on the Annuitant's death. **Death Benefit-None:** All payments end after the death of both Annuitants.
Life Income – Two Lives – Guaranteed Payments*	**Length of Payments:** For as long as either Annuitant lives, with payments guaranteed for your choice of five to 30 years, or as otherwise specified in the Contract. **Continuing Payments:** 100% of the payment to continue to the surviving Annuitant after the first death. **Death Benefit – Payment to the Beneficiary:** If both Annuitants die before the guaranteed payments have all been paid, we will continue to pay the Beneficiary the remaining payments. Unless prohibited by a prior election of the Contract Holder, the Beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Life Income – Cash Refund Option (limited availability fixed payment only)	**Length of Payments:** For as long as the Annuitant lives. **Continuing Payment:** 100% of the payment to continue after the first death. **Death Benefit – Payment to the Beneficiary:** When both Annuitants die, we will pay a lump-sum payment equal to the amount applied to the Income Phase payment option (less any premium tax) and less the total amount of fixed Income Phase payments paid.
Life Income-Two Lives-Cash Refund Option (limited availability-fixed payment only)	**Length of Payments:** For as long as either annuitant lives**. Continuing Payment:** 100% of the payment to continue after the first death. **Death Benefit Payment to the Beneficiary:** When both annuitants die, we will pay a lump-sum payment equal to the amount applied to the income phase payment options (less any premium tax) and less the total amount of fixed income phase payments paid.

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* Guaranteed period payments may not extend beyond the shorter of your life expectancy or until age 95.

Nonlifetime Income Phase Payment Options	
Nonlifetime – Guaranteed Payments*	**Length of Payments:** Payments will continue for the number of years you choose, based on what is available under the Contract. Under some Contracts, for amounts held in the Fixed Plus Account II A during the Accumulation Phase, the payment must be on a fixed basis and must be for at least five years. In certain cases, a lump-sum payment may be requested at any time (see below). **Death Benefit – Payment to the Beneficiary:** If the Annuitant dies before we make all the guaranteed payments, we will continue to pay the Beneficiary the remaining payments. Unless prohibited by a prior election of the Contract Holder, the Beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. We will not impose any early withdrawal charge.

Lump-Sum Payment

If the Nonlifetime – Guaranteed Payments option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. Lump-sum payments will be paid within seven calendar days after Customer Service receives the request for payment in Good Order.

Calculation of Lump-Sum Payments

If a lump-sum payment is available to a Beneficiary or to you under the Income Phase payment options listed in the table above, the rate we use to calculate the present value of the remaining guaranteed payments is the same rate we use to calculate the Income Phase payments (i.e., the actual fixed rate used for the fixed payments or the 3.5% or 5% assumed net investment rate for variable payments).

BENEFITS AVAILABLE UNDER THE CONTRACT

The following table summarizes information about the benefits available under the Contract:

Name of Benefit	Purpose	Is Benefit Standard or Optional	Maximum Fee	Brief Description of Restrictions/Limitations
Death Benefit	For the Direct Contracts, the death benefit is your Account Value on the claim date.	Standard	No additional fee for this death benefit.	For the Direct Contracts, the death benefit is your Account Value on the claim date.

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* Guaranteed period payments may not extend beyond the shorter of your life expectancy or until age 95.

Name of Benefit	Purpose	Is Benefit Standard or Optional	Maximum Fee	Brief Description of Restrictions/Limitations
Guaranteed Minimum Death Benefit	For Mentor Contracts, the Guaranteed Minimum Death Benefit is the greater of: • Your Account Value on the claim date; or • The sum of payments (minus any applicable premium tax) made to your Contract minus withdrawals made from your Contract (including any outstanding loan amount), as of the claim date.	Standard	No additional fee for this death benefit.	The Mentor Contracts provide a guaranteed minimum death benefit if the Contract Beneficiary elects a lump-sum distribution or an Income Phase Payment option within six months of your death.
Asset Rebalancing Program	Allows you to reallocate your Account Value in the investments and percentages you identify.	Optional	No additional fee for this benefit.	Account Values invested in certain investment options may not be available for rebalancing under this program. Subaccount reallocations or changes outside of the asset rebalancing program may affect the program. Changes such as Fund mergers, substitutions or closures may also affect the program.
Systematic Distribution Options	Allows you to receive regular payments from your account without moving into the Income Phase.	Optional	No additional fee for this benefit.	If not required under the plan, VRIAC may discontinue the availability of one or all of the systematic distribution options at any time and/or change the terms of future elections.
Loans	Allows you to borrow against your Account Value.	Optional	Loan Interest Rate Spread (per annum): 3.00%; or Loan Initiation Fee: $125 per loan; and Annual Loan Administration Fee: $50 per loan.	Amounts borrowed under a Contract do not participate in the investment performance of the Subaccounts and the interest guarantees of the Fixed Interest Option and you may lose the benefit of tax-deferred growth on earnings. Loans, therefore, can affect the Account Value and death benefit whether or not the loan is repaid.

DEATH BENEFIT

The Contract provides a death benefit in the event of your death, during the Accumulation Phase, which is payable to the Beneficiary named under the Contract ("Contract Beneficiary"):

- Under the 403(b) ORP, 415(m) and 457(b) Contracts, the Contract Holder must be named as the Contract Beneficiary, but may direct that we make any payments to the Beneficiary you name under the plan ("Plan Beneficiary"); and
- Under the Voluntary 403(b) and Roth 403(b) Contracts, you may generally designate your own Contract Beneficiary who will normally be your Plan Beneficiary, as well.

During the Accumulation Phase

For death benefit information applicable to the Income Phase, see "**THE INCOME PHASE –** *Death Benefit During the Income Phase*."

Payment Process

- Following your death, the Contract Beneficiary (on behalf of the Plan Beneficiary, if applicable) must provide the Company with proof of death acceptable to us and a payment request in Good Order;
- The payment request should include selection of a benefit payment option (see below); and
- Within seven calendar days after Customer Service receives proof of death acceptable to us and a payment request in Good Order, we will mail payment, unless otherwise requested.

Until a death benefit request is in Good Order and a payment option is selected, account dollars will remain invested as at the time of your death and no distributions will be made.

Benefit Payment Options

The following payment options are available, if allowed by the Tax Code:
- Lump-sum payment;
- Payment in accordance with any of the available Income Phase payment options **(see "INCOME PHASE –** *Income Phase Payment Options***")**; or
- Payment in accordance with an available systematic distribution option (subject to certain limitations). **See "SYSTEMATIC DISTRIBUTION OPTIONS."**

Payment of Death Benefit or Proceeds

Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a Beneficiary may be made either into an interest bearing retained asset account that is backed by our General Account (described in "**The Retained Asset Account**" below) or by check. For additional information about the payment options available to you, please refer to your claim forms or contact Customer Service. Beneficiaries should carefully review all settlement and payment options available under the Contract and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option.

The Retained Asset Account. The retained asset account, known as the Voya Personal Transition Account, is an interest bearing account backed by our General Account. **The retained asset account is not guaranteed by the Federal Deposit Insurance Corporation ("FDIC") and, as part of our General Account, is subject to the claims of our creditors.** Beneficiaries that receive their payment through the retained asset account may access the entire Proceeds in the account at any time without penalty through a draftbook feature. The Company seeks to earn a profit on the account, and interest credited on the account may vary from time to time but will not be less than the minimum rate stated in the supplemental Contract delivered to the Beneficiary together with the paperwork to make a claim to the Proceeds. Interest earned on the Proceeds in the account may be less than could be earned if the Proceeds were invested outside of the account. Likewise, interest credited on the Proceeds in the account may be less than under other settlement or payment options available through the Contract.

Death Benefit Options

For the Direct Contracts, the death benefit is your Account Value on the claim date.

The Mentor Contracts provide a guaranteed minimum death benefit if the Contract Beneficiary (on behalf of the Plan Beneficiary, if applicable) elects a lump-sum distribution or an Income Phase payment option within six months of your death.

For Mentor Contracts, the guaranteed minimum death benefit is the greater of:
- Your Account Value on the claim date; or
- The sum of payments (minus any applicable premium tax) made to your Contract minus withdrawals made from your Contract (including any outstanding loan amount), as of the claim date.

Tax Code Requirements

The Tax Code requires distribution of death benefit proceeds within a certain period of time and these requirements have recently changed generally for deaths after January 1, 2020. Failure to begin receiving death benefit payments within those time periods can result in tax penalties. Regardless of the method of payment, death benefit proceeds will generally be taxed to the Beneficiary in the same manner as if you had received those payments. **See "FEDERAL TAX CONSIDERATIONS" for additional information.**

CONTRACT PURCHASE AND PARTICIPATION

Purchasing the Contract

To purchase the Contract:
- The Contract Holder submits the required forms and application to the Company; and
- We approve the forms and issue a Contract to the Contract Holder.

Participating in the Contract

To participate in the Contract:
- We provide you with enrollment materials for completion and return to us, which may be completed electronically where available (occasionally enrollment is conducted by someone unaffiliated with us who is assisting the Contract Holder); and
- If your enrollment materials are complete and in Good Order, we establish one or more accounts for you. Under certain plans we establish an employee account for contributions from your salary and an employer account for employer contributions. We may also establish Roth 403(b) accounts.

Acceptance or Rejection

We must accept or reject an application or your enrollment materials within two business days of receipt. If the forms are incomplete, we may hold any forms and accompanying Purchase Payments for five business days, unless you consent to our holding them longer. Under limited circumstances, we may also agree, for a particular plan, to hold Purchase Payments for longer periods with the permission of the Contract Holder. If we agree to do this, the Purchase Payments remain in a non-interest bearing bank account until processed (or for a maximum of 105 days). If we reject the application or enrollment forms, we will return the forms and any Purchase Payments.

Methods of Purchase Payment

The Contract may allow one or more of the following Purchase Payment methods:
- Lump-sum payments: A one-time payment to your account in the form of a transfer from a previous plan; and/or
- Installment payments: More than one payment made over time to your account.

The plan and the Contract may have certain rules or restrictions that apply to the use of these two methods. For example, we may require that installment payments meet certain minimums. Under some Contracts, we will place the different types of payments in distinct accounts, including Roth 403(b) and Roth 457(b) accounts. **See "FEDERAL TAX CONSIDERATIONS –** *Taxation of Qualified Contracts* **– Contributions."**

Contributions to Roth 403(b) or Roth 457(b) accounts must be made by after-tax salary reduction, exchange or rollover payments (to the extent allowed by the Contract) paid to us on your behalf, as permitted by the Tax Code and the plan. Roth 403(b) and Roth 457(b)

Allocation of Purchase Payments

The Contract Holder or you, if the Contract Holder permits, directs us to allocate initial Purchase Payments to the investment options available under the plan. Generally, you will specify this information on your enrollment materials. After your enrollment, changes to allocations for future Purchase Payments or transfers of existing balances among investment options may be requested by telephone, electronically at www.voyaretirementplans.com or through such other means as may be available under our administrative procedures in effect from time to time. Allocations must be in whole percentages, and there may be limitations on the number of investment options that can be selected. **See "THE INVESTMENT OPTIONS."**

Tax Code Restrictions

The Tax Code places some limitations on contributions to your account. **See "FEDERAL TAX CONSIDERATIONS."**

Factors to Consider in the Purchase Decision

The decision to purchase or participate in the Contract should be discussed with your financial representative. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face and the fees and expenses you will incur when, together with your financial representative, you consider an investment in the Contract. You should pay attention to the following issues, among others:
- **Long-Term Investment** – This Contract is a long-term investment, and is typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan or may expose you to tax penalties. The value of deferred taxation on earnings grows with the amount of time Funds are left in the Contract. You should not participate in this Contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½;
- **Investment Risk** – The value of investment options available under this Contract may fluctuate with the markets and interest rates. You should not participate in this Contract in order to invest in these options if you cannot risk getting back less money than you put in;
- **Features and Fees** – The fees for this Contract reflect costs associated with the features and benefits it provides. As you consider this Contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features; and
- **Exchanges** – Replacing an existing insurance contract with this Contract may not be beneficial to you. If this Contract will be a replacement for another annuity contract or mutual Fund option under the plan, you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under this Contract. You should consider whether these additional benefits justify incurring a new schedule of any increased charges that might apply under this Contract. Also, be sure to talk to a qualified financial professional or tax adviser to make sure that the exchange will be handled so that it is tax-free.

Other Products

We and our affiliates offer various other products with different features and terms than the Contracts described in this prospectus, which may offer some or all of the same Funds. These products have different benefits, fees and charges and may offer different share classes of the Funds offered in this Contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are other options available, and, if you are interested in learning more about these other products, contact your registered representative. These other options may not be available under your plan.

WITHDRAWALS

Making a Withdrawal

Subject to limitations on withdrawals from the Fixed Plus Account II and any applicable retirement plan or Tax Code restrictions (see "**Withdrawal Restrictions**" in this section and **APPENDIX B**), the Contract Holder or you, if permitted by the plan, may withdraw all or a portion of your Account Value at any time during the Accumulation Phase.

Steps for Making a Withdrawal

The Contract Holder or you, if permitted by the plan must:
- Select the Withdrawal Amount:
  - ▷ Full Withdrawal: You will receive, reduced by any required tax (and redemption fees, if applicable), your Account Value allocated to the Subaccounts, plus the amount available for withdrawal from the Fixed Plus Account II; or
  - ▷ Partial Withdrawal: You may request a withdrawal of either a gross amount, in which case the required taxes (and redemption fees, if applicable) will be deducted from the gross amount requested or a specific amount after deduction of the applicable taxes (ad redemption fees, if applicable).
- The amounts available from the Fixed Interest Option may be limited. **For a description of limitations on withdrawals from the Fixed Plus Account II, please see APPENDIX B; and**
- Properly complete a disbursement form and submit it to Customer Service.

For amounts you withdraw from Account Value allocated to the Subaccounts, we will redeem the number of Accumulation Units needed to fund the withdrawal and reduce your Account Value accordingly. For amounts you withdraw from a Fixed Interest Option, we will reduce the value of the Fixed Interest Option by the dollar amount of that portion of the withdrawal and will reduce your Account Value accordingly. A reduction to your Account Value due to a withdrawal results in a lesser amount available to be annuitized and a lesser death benefit (if your death benefit amount is based on your Account Value). **For a description of limitations on withdrawals from the Fixed Plus Account II, please see APPENDIX B.**

Calculation of Your Withdrawal

We determine your Account Value every normal business day after the close of the NYSE. We pay withdrawal amounts based on your Account Value either:
- As of the next valuation after Customer Service receives a request for withdrawal in Good Order; or
- On such later date as specified on the disbursement form.

Delivery of Payment

Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, we will send your payment no later than seven calendar days following our receipt of your disbursement form in Good Order. No interest will accrue on amounts represented by uncashed withdrawal checks.

Reinstatement Privilege (not available under 415(m) Plans)

The Contracts allow the one-time use of a reinstatement privilege. Within 30 calendar days after a full withdrawal, if allowed by law and the Contract, you may elect to reinstate all or a portion of the proceeds. We must receive reinstated amounts within 60 days of the withdrawal. We reserve the right; however, to accept a reinvestment election received more than 30 days after the withdrawal and accept proceeds received more than 60 days after the withdrawal. We will credit your Contract for the amount reinstated based on the Subaccount Values next computed following Customer Service's receipt of your request in Good Order and the amount to be reinstated. We will credit the amount reinstated proportionally for annual maintenance fees imposed at the time of withdrawal.

Provided all options are available, we will reinstate in the same investment options and proportions in place at the time of withdrawal. If any other investment option is closed or otherwise no longer available, amounts to be allocated to any such option will be reinvested in a replacement option as directed by your Plan Sponsor. If your Plan Sponsor has not designated a replacement option, unless we receive alternative allocation instructions, amounts that would have been reinvested in the investment option that is closed or unavailable may be automatically allocated among the other available investment options according to the most recent allocation instructions we have on file. If the most recent allocation instructions we have on file do not include any available investment options, the amount to be allocated will be returned unless we are provided with alternative allocation instructions. Talk to a tax adviser regarding the tax consequences associated with reinstatement.

Withdrawal Restrictions

Many plans may have limits on withdrawals that may be made from the plan. Some examples of these limits are listed below:
- Section 403(b)(11) of the Tax Code generally prohibits withdrawals under 403(b) Contracts prior to your death, disability, attainment of age 59½, severance from employment or financial hardship of the following:
  - ▷ Salary reduction contributions made after December 31, 1988; and
  - ▷ Earnings on those contributions and earnings on amounts held before 1989 and credited after December 31, 1988. Income attributable to salary reduction contributions and credited on or after January 1, 1989, may not be distributed in the case of hardship;
- 403(b) regulations impose restrictions on the distribution of 403(b) employer contributions under certain Contracts. **See "FEDERAL TAX CONSIDERATIONS – Distributions – Eligibility – 403(b) and Roth 403(b) Plans"**;
- The Contract generally requires that the Plan Sponsor or its delegate certify that you are eligible for the distribution;
- Participants in the Texas Optional Retirement Program – You may not receive any distribution before retirement, except upon reaching age 70½ or terminating employment with Texas public institutions of higher learning. Conditions under which you may exercise the right to withdraw and the right to advance the date on which an Income Phase payment option is to begin are limited. These restrictions are imposed by reason of the Texas Attorney General's interpretation of Texas law. We are relying on 17 CFR §270.6c-7 for exemption from certain provisions of Sections 22(e) and 27 for those separate accounts that offer variable annuity Contracts to participants in the Texas Optional Retirement Program and 17 CFR Sections 270.6c-7.

The Tax Code and/or your plan may impose other limitations on withdrawals. **See "FEDERAL TAX CONSIDERATIONS – Distributions – Eligibility."**

SYSTEMATIC DISTRIBUTION OPTIONS

If available under your plan, a systematic distribution option allows you to receive regular payments from your account without moving into the Income Phase. By remaining in the Accumulation Phase, you retain certain rights and investment flexibility not available during the Income Phase. Because the account remains in the Accumulation Phase, all Accumulation Phase charges continue to apply.

Systematic Distribution Options Currently Available

These options may be exercised at any time during the Accumulation Phase of the Contract. To exercise one of these options, the Account Value must meet any minimum dollar amount and age criteria applicable to that option. To determine what systematic distribution options are available, please write or call Customer Service.

Systematic distribution options currently available under the Contract include the following:
- **Systematic Withdrawal Option ("SWO")** – SWO is a series of partial withdrawals from your account based on a payment method you select. It is designed for those who want a periodic income while retaining Accumulation Phase investment flexibility for amounts accumulated under the account. (This option may not be available if you have an outstanding loan);
- **Estate Conservation Option ("ECO")/Recurring RMD Payment ("RRP")** – This option also allows you to maintain the account in the Accumulation Phase and provides periodic payments designed to meet the Tax Code's required minimum distributions. Under this option, the Company calculates the minimum distribution amount required by law (generally at age 72 (age 70½ if born before July 1, 1949) or retirement, if later) and pays you that amount once a year; and
- **Life Expectancy Option ("LEO")** – This option provides for annual payments for a number of years equal to your life expectancy or the expectancy of you and a designated beneficiary. It is designed to meet the substantially equal periodic payment exception to the 10% premature distributions penalty under Tax Code Section 72. **See "FEDERAL TAX CONSIDERATIONS."**

Other Systematic Distribution Options

Other systematic distribution options may be available from time to time. Additional information relating to any of the systematic distribution options may be obtained from your local representative or by contacting Customer Service.

Availability of Systematic Distribution Options

If not required under the plan, the Company may discontinue the availability of one or all of the systematic distribution options at any time and/or change the terms of future elections.

Electing a Systematic Distribution Option

The Contract Holder or you, if permitted by the plan, may elect a systematic distribution option. The Plan Sponsor or its delegate generally must provide the Company with certification that you are eligible for a distribution and that the distribution is in accordance with the terms of the plan.

Terminating a Systematic Distribution Option

Once you elect a systematic distribution option, you may revoke it at any time by submitting a written request to Customer Service. Once revoked, an option may not be elected again until the next calendar year, nor may any other systematic distribution option be elected, unless the Tax Code permits it.

Tax Consequences

Withdrawals received through these options and revocations of elections may have tax consequences. **See "FEDERAL TAX CONSIDERATIONS."**

LOANS

Availability

If allowed by the Contract and the plan and subject to the terms and conditions imposed by the plan and the plan's loan agreement, participants may initiate a loan during the Accumulation Phase from their individual Account Value allocated to certain Subaccounts and Fixed Interest Options. The amount available for a loan is limited to the Vested individual Account Value attributable to participant contributions subject to any plan vesting limits as determined by the Contract Holder, plus any additional amounts allowed by the plan as determined by the Contract Holder. Amounts available from some Investment Options may be subject to limitations specified in the loan agreement. Loans are not available from a Roth 403(b) or, unless specifically permitted by the terms of your plan and supported by your plan's administrator and recordkeeper, from a Roth 457(b) Contract or account ("loanable"). However, under some Contracts, participant Roth 403(b) or Roth 457(b) accounts may be included in the calculation of the amount available for a loan ("lienable") but will not be loanable. Accordingly, the amount available for a full or partial withdrawal from a participant Roth account will not be reduced by any outstanding loan balance. Furthermore, in the event of a loan default, no amount of the outstanding loan balance will be deducted from a participant Roth account. Loans are subject to requirements under the Tax Code and related loan regulations, as well as ERISA (if applicable). Further restrictions may apply due to our administrative practices or those administrative practices of a third-party administrator selected by your Plan Sponsor. We reserve the right to deny a loan request if the participant has an outstanding loan in default.

We will transfer an amount equal to the loan, proportionately, from each of the participant's investments to our General Account* where it will be held as collateral for the outstanding loan balance. The General Account will be credited with interest at a rate equal to the loan interest rate.

Things to Consider Before Initiating a Loan

Eligible participants should consider the following before initiating a loan:
- **Potential Loss of Investment Return and Reduction in Value Under the Contract.** Amounts borrowed under a Contract do not participate in the investment performance of the Subaccounts nor in the interest guarantees of the Fixed Interest Options. Loans, therefore, can affect the Account Value and death benefit whether or not the loan is repaid;
- **Loan Interest.** Interest accrues daily and may be charged and credited on loan amounts. This interest is deposited into the participant's individual account each time a loan repayment is received. The difference between the rate charged and the rate credited on loans is called the Loan Interest Rate Spread. If applied, the Loan Interest Rate Spread is generally 2.5%. For example, if the current interest rate charged on a loan is 6.0% and the Loan Interest Rate Spread is 2.5%, the amount of interest credited is 3.5%. The Loan Interest Rate Spread is retained by the Company. We reserve the right to apply a Loan Interest Rate Spread of between 0.0% and up to 3.0%;
- **Loan Initiation Fee.** Loans that have a 0.0% Loan Interest Rate Spread may be subject to a loan initiation fee. For loans with a 0.0% Loan Interest Rate Spread, this fee will not exceed $125 per loan. The loan initiation fee will be deducted from the Vested individual Account Value during the first month of the loan period. We reserve the right to change the fee charged for loan initiation, but not to exceed the stated maximums; and

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* In the Contract we use the term "Loan Account" to describe the account where amounts equal to the outstanding loan balance are held as collateral.

- **Annual Loan Administration Fee.** Loans that have a 0.0% Loan Interest Rate Spread may also be subject to an annual loan administration fee (in addition to a loan initiation fee). The annual loan administration fee may apply to each outstanding loan and, if applied, will be deducted from the Vested individual Account Value annually at the beginning of each calendar year. We reserve the right to change the annual fee charged for loan administration, but the fee shall not exceed $50.

For information about whether the Loan Interest Rate Spread, the loan initiation fee or the annual loan maintenance fee is applicable to you, please see your certificate/enrollment materials or the Contract (held by the Contract Holder).

Requests

If you are eligible to obtain a loan, you may request one by properly completing a loan request form and submitting it to Customer Service. Read the terms of the loan agreement before submitting any request.

Repayment and Default on Loans

Loans may be repaid as described in the loan agreement, including paid in full at any time. Generally, on the day Customer Service receives a loan repayment in Good Order, the loan repayment will be allocated among the investment options according to the most recent allocation instructions we have on file. If we do not receive a loan repayment when due, the entire outstanding loan balance will be considered in default.

To the extent that a loan remains in default and is not repaid in a timely manner as prescribed by Tax Code Section 72(p) and applicable regulations, the entire outstanding balance, including accrued interest will be reported as a taxable distribution on IRS Form 1099. The distribution may also be subject to tax penalties under Tax Code Section 72(t). To the extent a loan which has been reported as a distribution remains unpaid, it will continue to count against your future loan availability. The Loan Interest Rate Spread, if applicable, will continue to accrue until the loan is offset or you have a distributable event. Additionally, certain other tax rules apply to distributions from the Contract. **See "FEDERAL TAX CONSIDERATIONS – Distributions – General" for additional information.**

Taking a loan reduces your opportunity to participate in the investment performance of the Subaccounts and the interest guarantees of the Fixed Interest Options and you may lose the benefit of tax-deferred growth on earnings. You should consult with a tax adviser to determine if request a loan is in your best interests.

FEDERAL TAX CONSIDERATIONS

Introduction

The Contracts described in this prospectus are designed to be treated as an annuity for U.S. federal income tax purposes. This section discusses our understanding of current federal income tax laws affecting the Contracts. The U.S. federal income tax treatment of the Contracts is complex and sometimes uncertain. You should keep the following in mind when reading this section:
- Your tax position (or the tax position of the Beneficiary, as applicable) determines the federal taxation of amounts held or paid out under the Contracts;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the Contracts described in this prospectus;
- This section addresses some, but not all, applicable federal income tax rules and generally does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions;
- We do not make any guarantee about the tax treatment of the Contracts or transactions involving the Contracts; and

- No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

> **We do not intend this information to be tax advice. No attempt is made to provide more than a general summary of information about the use of the Contract with tax-qualified retirement arrangements, and the Tax Code may contain other restrictions and conditions that are not included in this summary. You should consult with a tax and/or legal adviser for advice about the effect of federal income tax laws, state tax laws or any other tax laws affecting the Contract or any transactions involving the Contract.**

Qualified Contracts

The Contracts described in this prospectus may be purchased on a tax-qualified basis ("Qualified Contracts"). Qualified Contracts are designed for use by individuals and/or employers whose Purchase Payments are comprised solely of proceeds from and/or contributions to retirement plans or programs that are intended to qualify as plans or programs entitled to special favorable income tax treatment under Sections 403(b), or 457(b) of the Tax Code. Qualified Contracts may also be offered in connection with qualified governmental excess benefit plans under Tax Code Section 415(m). **Employers or individuals intending to use the Contract with such plans should seek legal and tax advice.**

Roth Accounts. Tax Code Section 402A allows employees of public schools and certain Tax Code Section 501(c)(3) organizations offering 403(b) plans to contribute after-tax salary contributions to a Roth 403(b) account. Roth accounts provide for tax-free distributions, subject to certain conditions and restrictions. If permitted by us and under the plan for which the Contract is issued, we will set up one or more accounts for you under the Contract for Roth after-tax contributions and the portion of any transfer or rollover attributable to such amounts.

Taxation of Qualified Contracts

Eligible Retirement Plans and Programs

The Contract may be purchased with the following retirement plans and programs to accumulate retirement savings:
- **403(b) and Roth 403(b) Plans.** Section 403(b) of the Tax Code allows employees of certain Tax Code Section 501(c)(3) organizations and public schools to exclude from their gross income the Purchase Payments made, within certain limits, to a contract that will provide an annuity for the employee's retirement. The Tax Code also allows employees of 501(c)(3) organizations and public schools to contribute after-tax salary contributions to a Roth 403(b) account, which provides for tax-free distributions, subject to certain restrictions; and
- **457 and Roth 457 Plans.** Section 457 of the Tax Code permits certain employers to offer deferred compensation plans for their employees. These plans may be offered by state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities (governmental employers), as well as non-governmental, tax-exempt organizations (non-governmental employers). Participation in a 457(b) plan maintained by a non-governmental employer is generally limited to a select group of management and highly-compensated employees (other than 457(b) plans maintained by nonqualified, church-controlled organizations). Depending on the plan design, the participant may be entitled to determine the investment allocation of their deferred compensation account. The Tax Code also allows employees of governmental 457(b) Plan employers to contribute after-tax salary contributions to a Roth 457(b) account, which provides for tax-free distributions, subject to certain restrictions.

The Company may offer or have offered the Contract for use with certain other types of qualified plans. Please see your Contract and consult with your tax adviser if you have questions about other types of plan arrangements not discussed herein.

Special Considerations for Section 403(b) Plans. In addition to being offered as an investment option under the Contract, shares of certain Funds are also offered for sale directly to the general public. These Funds are identified in **APPENDIX A**. In order to qualify for favorable tax treatment under Tax Code Section 403(b), a contract must be considered an "annuity." In Revenue Procedure 99-44, the IRS concluded that it will treat a contract as an annuity for federal income tax purposes under Tax Code Section 403(b), notwithstanding that contract Purchase Payments are invested at the Contract Owner's direction in publicly available securities. This treatment will be available provided no additional tax liability would have been incurred if the contribution was paid by the Contract Holder's employer into a trust or a custodial account in an arrangement that satisfied the requirements of Tax Code Section 401(a) or 403(b)(7)(A). We believe that the Contract satisfies the requirements set forth in Revenue Procedure 99-44 and will therefore be treated as an annuity for tax purposes, notwithstanding the fact that investments may be made in publicly available securities. However, the exact nature of the requirements of Revenue Procedure 99-44 are unclear, and you should consider consulting with a tax and/or legal adviser before electing to invest in a Fund that is offered for sale to the general public through a contract issued in relation to a 403(b) plan.

Revenue Procedure 99-44 was issued before 403(b) plans could offer a Roth contribution feature. However, we believe that this analysis should not impact the treatment of such contracts as annuity contracts for purposes of Tax Code Section 403(b). You should consider consulting with a tax and/or legal adviser before electing to invest in a Fund that is offered for sale to the general public through a contract issued in relation to a Roth 403(b) account.

Special Considerations for Section 457 Plans. Under 457(b) plans of non-governmental employers, all amounts of deferred compensation, all property and rights purchased with such amounts and all income attributable to such amounts, property and rights remain solely the property and rights of the employer and are subject to the claims of the employer's general creditors. **457(b) plans of governmental employers**, on the other hand, are required to hold all assets and income of the plan in trust for the exclusive benefit of plan participants and their Beneficiaries. For purposes of meeting this requirement, an annuity contract is treated as a trust.

Taxation

The tax rules applicable to Qualified Contracts vary according to the type of Qualified Contract, the specific terms and conditions of the Qualified Contract, and the terms and conditions of the qualified plan or program. The ultimate effect of federal income taxes on the amounts held under a Qualified Contract, or on Income Phase (i.e., annuity) payments from a Qualified Contract, depends on the type of Qualified Contract or program as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a Qualified Contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from:
* Contributions in excess of specified limits;
* Distributions before age 59½ (subject to certain exceptions);
* Distributions that do not conform to specified commencement and minimum distribution rules; and
* Other specified circumstances.

Some qualified plans and programs are subject to additional distribution or other requirements that are not incorporated into the Contracts described in this prospectus. No attempt is made to provide more than general information about the use of the Contract with qualified plans and programs. Contract Owners, sponsoring employers, participants, Annuitants and Beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans and programs may be subject to the terms and conditions of the plan or program, regardless of the terms and conditions of the Contract. The Company is not bound by the terms and conditions of such plans and programs to the extent such terms contradict the language of the Contract, unless we consent in writing.

Contract Owners, sponsoring employers, participants, Annuitants and Beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the Contract comply with applicable law. **Therefore, you should seek tax and/or legal advice regarding the suitability of a contract for your particular situation.** The following discussion assumes that Qualified Contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral. Under federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as described in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime Income Phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative taking into account the additional fees and expenses you may incur in an annuity.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans and programs are limited by the Tax Code. We provide general information on these requirements for certain plans and programs below. You should consult with a tax and/or legal adviser in connection with contributions to a Qualified Contract.

403(b) and Roth 403(b) Plans. The total annual contributions (including pre-tax and or Roth 403(b) after-tax contributions) by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $61,000 (as indexed for 2022). Compensation means your compensation for the year from the employer sponsoring the plan and includes any elective deferrals under Tax Code Section 402(g) and any amounts not includible in gross income under Tax Code Sections 125 or 457.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional requirement limits your salary reduction contributions to a 403(b) or Roth 403(b) plan to generally no more than $20,500 (as indexed for 2022). Contribution limits are subject to annual adjustments for cost-of-living increases. Your own limit may be higher or lower, depending upon certain conditions.

With the exception of the Roth 403(b) contributions, Purchase Payments to your account(s) will generally be excluded from your gross income. Roth 403(b) salary reduction contributions are made on an after-tax basis.

457(b) and Roth 457(b) Plans. The total annual contributions (including pre-tax and Roth 457(b) after-tax salary reduction contributions) made by you and your employer to a 457(b) or Roth 457(b) plan cannot exceed, generally, the lesser of 100% of your includible compensation or $20,500 (as indexed for 2022). Generally, includible compensation means your compensation for the year from the employer sponsoring the plan, including deferrals to the employer's Tax Code Section 403(b), Roth 403(b) and 125 cafeteria plans in addition to any deferrals to the 457(b) or Roth 457(b) plan.

Catch-up Contributions. Notwithstanding the contribution limits noted above, if permitted by the plan, a participant in a 403(b), Roth 403(b), or a governmental 457(b) or governmental Roth 457(b) plan of a governmental employer who is at least age 50 by the end of the participant's taxable year may contribute an additional amount ("Age 50 Catch-ups") not to exceed the lesser of:
- $6,500; or
- The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

Special 457 Catch-ups. Special catch-up provisions may be available for 457(b) Plans ("Special 457 Catch-ups") during the three years prior to the participant's normal retirement age. Note that the Special 457 Catch-ups cannot be used simultaneously with the Age 50 Catch-ups. Specifically, a participant may elect to defer the lesser of: (a) twice the deferral limit ($41,000); or (b) basic annual limit plus the amount of the basic annual limit not used in prior taxable years (disregarding any deferrals under the Age 50 Catch-up). If a participant is eligible for the Special 457 Catch-up and the Age 50 Catch-up, the participant can make deferrals up to the greater catch-up limit, but may not make deferrals in excess of the greater catch-up limit. For advice with respect to these catch-up provisions, please consult your own tax and/or legal adviser.

Distributions – General

Certain tax rules apply to distributions from the Contract. A distribution is any amount taken from a contract including withdrawals, Income Phase (i.e., annuity) payments, and death benefit proceeds. If a portion of a distribution is taxable, the distribution will be reported to the IRS.

403(b) and Governmental 457(b) Plans. Distributions from these plans are generally taxed as received unless one of the following is true:
- The distribution is an eligible rollover distribution and is directly transferred or rolled over within 60 days to another plan eligible to receive rollovers or to a traditional or Roth IRA in accordance with the Tax Code;
- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed on all or part of the earnings on the contributions according to the rules detailed in the Tax Code; or
- The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

A distribution is an eligible rollover distribution unless it is:
- Part of a series of substantially equal periodic payments (at least one per year) made over the life (or life expectancy) of the participant or the joint lives (or joint life expectancies) of the participant and his designated Beneficiary or for a specified period of ten years or more;
- A required minimum distribution under Tax Code Section 401(a)(9);
- A hardship withdrawal; or
- Otherwise not recognized under applicable regulations as eligible for rollover.

10% Additional Tax. The Tax Code imposes a 10% additional tax on the taxable portion of any distribution from a contract used with a 403(b) or Roth 403(b) plan (collectively, qualified plans), and taxable amounts from a governmental 457(b) or Roth 457(b) plan that are attributable to amounts transferred from a qualified plan.

Exceptions to the 10% additional tax may apply if:
- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to your Beneficiary;
- The distribution amount is rolled over tax free into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;
- The distribution is paid directly to the government in accordance with an IRS levy;
- The distribution is a qualified reservist distribution as defined under the Tax Code;
- The distribution is a qualified birth or adoption distribution;
- The distribution is eligible for penalty relief extended to victims of certain natural disasters;
- You have unreimbursed medical expenses that are deductible (without regard to whether you itemized deductions);
- You have separated from service with the Plan Sponsor at or after age 55;
- You are a qualified public safety employee taking a distribution from a governmental plan and you separated from service after age 50;

- You have separated from service with the Plan Sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated Beneficiary; or
- The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order ("QDRO").

The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Qualified Distributions –Roth 403(b) and Roth 457(b). A partial or full distribution of Purchase Payments to a Roth 403(b) or Roth 457(b) account and earnings credited on those Purchase Payments (or of in-plan rollover amounts and earnings credited on those amounts, as described in the "In-Plan Roth Rollovers" section below) will be excludable from income if it is a qualified distribution. A "qualified distribution" from a Roth 403(b) or Roth 457(b) account is defined as a distribution that meets the following two requirements:
- The distribution occurs after the five-year taxable period measured from the earlier of:
  ▷ The first taxable year you, as applicable, made a designated Roth contribution to any designated Roth account established for you under the same applicable retirement plan as defined in Tax Code Section 402A;
  ▷ If a rollover contribution was made from a designated Roth account previously established for you under another applicable retirement plan, the first taxable year for which you made a designated Roth contribution to such previously established account; or
  ▷ The first taxable year in which you made an in-plan Roth rollover of non-Roth amounts under the same plan; AND
- The distribution occurs after you attain age 59½, die with payment being made to your Beneficiary or estate, or become disabled as defined in the Tax Code.

A distribution from a Roth account that is not a qualified distribution is includible in gross income under the Tax Code in proportion to your investment in the Contract (basis) and earnings on the Contract.

Non-Governmental 457(b) Plans. Compensation deferred under a 457(b) plan of a non-governmental employer is generally includible in income in the first year in which it is paid or otherwise made available to you or your designated Beneficiary.

Distributions – Eligibility

Distributions from qualified plans (as described in this prospectus) generally may occur only upon the occurrence of certain events. The terms of your plan will govern when you are eligible to take a distribution from the plan. The following describes circumstances when you may be able to take a distribution from certain more common types of plans.

403(b) and Roth 403(b) Plans. Subject to the terms of your 403(b) or Roth 403(b) plan, distribution of certain salary reduction contributions and earnings generally may occur only upon:
- Retirement;
- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- The birth or adoption of a child;
- Financial hardship (contributions only, not earnings);
- Termination of the plan; or
- Meeting other circumstances as allowed by federal law, regulations or rulings.

Such distributions remain subject to other applicable restrictions under the Tax Code.

Section 403(b) regulations prohibit the distribution of amounts attributable to employer contributions before the earlier of your severance from employment or prior to the occurrence of some event as provided under your employer's plan, such as after a fixed number of years, the attainment of a stated age, or a disability.

If the Company agrees to accept amounts exchanged from a Tax Code Section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code Section 403(b)(7)(A)(ii).

Before we process a withdrawal request we generally are required to confirm with your 403(b) Plan Sponsor or otherwise that the withdrawals you request from a 403(b) contract comply with applicable tax requirements.

457(b) and Roth 457(b) Plans. Under 457(b) and Roth 457(b) plans, distributions may generally not be made available to you earlier than:
- The calendar year you attain age 59½;
- When you experience a severance from employment; or
- When you experience an unforeseeable emergency.

A one-time in-service distribution may also be permitted under a Section 457(b) plan if the total amount payable to the participant does not exceed $5,000 and no amounts have been deferred by the participant during the two-year period ending on the date of distribution.

Lifetime Required Minimum Distributions (403(b), Roth 403(b), 457(b) and Roth 457(b) Plans)

To avoid certain tax penalties, you and any designated Beneficiary must also satisfy the required minimum distribution rules set forth in the Tax Code. These rules dictate the following:
- The start date for distributions;
- The time period in which all amounts in your Contract(s) must be distributed; and
- Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 72 (age 70½ if born before July 1, 1949) or in the case of an employer-sponsored plan, April 1 of the calendar year following the calendar year in which you retire, whichever occurs later, unless:
- Under 403(b) plans, the Company maintains separate records of amounts held as of December 31, 1986. In this case distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75. However, if you take any distributions in excess of the minimum required amount, then special rules require that the excess be distributed from the December 31, 1986 balance.

Time Period. You must receive distributions from the Contract over a period not extending beyond one of the following time periods:
- Over your life or the joint lives of you and your designated Beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated Beneficiary.

Distribution Amounts. The amount of each required minimum distribution must be calculated in accordance with Tax Code Section 401(a)(9). Before Income Phase payments begin, the required minimum distribution amount is generally determined by dividing the entire interest in the account as of December 31 of the preceding year by the applicable distribution period. The entire interest in the account includes the amount of any outstanding rollover, transfer and recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits and any optional living benefit. If Income Phase payments have begun under an annuity option that satisfies the Tax Code Section 401(a)(9) regulations, such payments will generally be viewed as satisfying your required minimum distribution.

50% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 50% excise tax is imposed on the required amount that was not distributed. In certain circumstances this excise tax may be waived by the IRS.

Further information regarding required minimum distributions may be found in your Contract or certificate.

Required Distributions Upon Death (403(b), Roth 403(b), 457(b) and Roth 457(b) Plans)

Upon your death, any remaining interest in a 403(b), Roth 403(b), 457(b), or Roth 457(b) plan must be distributed in accordance with federal income tax requirements under Section 401(a)(9) of the Tax Code. The death benefit provisions of your Contract will be interpreted to comply with those requirements. The post-death distribution requirements were amended, applicable generally with respect to deaths occurring after 2019, by the Setting Every Community Up for Retirement Enhancement Act ("SECURE Act"), which was part of the larger Further Consolidated Appropriations Act, 2020. The post-death distribution requirements under prior law continue to apply in certain circumstances.

Prior Law. Under prior law, if an employee under an employer sponsored retirement plan dies prior to the required beginning date, the remaining interest must be distributed (1) within five years after the death (the "five-year rule"), or (2) over the life of the designated Beneficiary, or over a period not extending beyond the life expectancy of the designated Beneficiary, provided that such distributions commence within one year after death (the "lifetime payout rule"). If the employee dies on or after the required beginning date (including after the date distributions have commenced in the form of an annuity), the remaining interest must be distributed at least as rapidly as under the method of distribution being used as of the date of death (the "at-least-as-rapidly rule").

The New Law. Under the new law, if you die after 2019, and you have a designated Beneficiary, any remaining interest must be distributed within ten years after your death, unless the designated Beneficiary is an eligible designated Beneficiary ("EDB") or some other exception applies. A designated Beneficiary is any individual designated as a Beneficiary by the employee. An EDB is any designated Beneficiary who is (1) your surviving spouse, (2) your minor child, (3) disabled, (4) chronically ill, or (5) an individual not more than ten years younger than you. An individual's status as an EDB is determined on the date of your death. This ten-year post-death distribution period applies regardless of whether you die before your required beginning date or you die on or after that date (including after distributions have commenced in the form of an annuity). However, if the Beneficiary is an EDB and the EDB dies before the entire interest is distributed under this ten-year rule, the remaining interest must be distributed within ten years after the EDB's death (i.e., a new ten-year distribution period begins).

Instead of taking distributions under the new ten-year rule, an EDB can stretch distributions over life, or over a period not extending beyond life expectancy, provided that such distributions commence within one year of your death, subject to certain special rules. In particular, if the EDB dies before the remaining interest is distributed under this stretch rule, the remaining interest must be distributed within ten years after the EDB's death (regardless of whether the remaining distribution period under the stretch rule was more or less than ten years). In addition, if your minor child is an EDB, the child will cease to be an EDB on the date the child reaches the age of majority, and any remaining interest must be distributed within ten years after that date (regardless of whether the remaining distribution period under the stretch rule was more or less than ten years).

If your Beneficiary is not an individual, such as a charity, your estate, or in some cases a trust, any remaining interest after your death generally must be distributed under prior law in accordance with the five-year rule or the at-least-as-rapidly rule, as applicable (but not the lifetime payout rule). However, if your Beneficiary is a trust and all the Beneficiaries of the trust are individuals, the new law may apply pursuant to special rules that treat the Beneficiaries of the trust as designated Beneficiaries, including special rules allowing a Beneficiary of a trust who is disabled or chronically ill to stretch the distribution of their interest over their life or life expectancy in some cases. You should consult a professional tax adviser about the federal income tax consequences of your Beneficiary designations, particularly if a trust is involved.

More generally, the new law applies if you die after 2019, subject to several exceptions. In particular, if you are an employee under a governmental plan, such as a governmental 457(b) plan, the new law applies to your interest in that plan if you die after 2021. In addition, if your plan is maintained pursuant to one or more collective bargaining agreements, the new law generally applies to your interest in that plan if you die after 2021 (unless the collective bargaining agreements terminate earlier).

In addition, the new post-death distribution requirements generally do not apply if the employee died prior to January 1, 2020. However, if the designated Beneficiary of the deceased employee dies after January 1, 2020, any remaining interest must be distributed within ten years of the designated Beneficiary's death. Hence, this ten-year rule generally will apply to a Contract issued prior to 2020 which continues to be held by a designated Beneficiary of an employee who died prior to 2020.

It is important to note that under prior law, Income Phase payments that commenced under a method that satisfied the distribution requirements while the employee was alive could continue to be made under that method after the death of the employee. Under the new law, however, if you commence taking distributions in the form of an annuity that can continue after your death, such as in the form of a joint and survivor annuity or an annuity with a guaranteed period of more than ten years, any distributions after your death that are scheduled to be made beyond the applicable distribution period imposed under the new law might need to be accelerated at the end of that period (or otherwise modified after your death if permitted under federal tax law and by us) in order to comply with the new post-death distribution requirements.

Certain transition rules may apply. Please consult your tax adviser.

Start Dates for Spousal Beneficiaries. Under the new law, as under prior law, if your Beneficiary is your spouse, your surviving spouse can delay the application of the post-death distribution requirements until after your surviving spouse's death by transferring the remaining interest tax-free to your surviving spouse's own IRA.

The post-death distribution requirements are complex and unclear in numerous respects. The Internal Revenue Service and U.S. Department of the Treasury have issued very little guidance on the new law. In addition, the manner in which these requirements will apply will depend on your particular facts and circumstances. You may wish to consult a professional tax adviser for tax advice as to your particular situation.

Withholding

Taxable distributions under the Contract are generally subject to withholding. Federal income tax withholding rates vary according to the type of distribution and the recipient's tax status.

403(b), Roth 403(b), Governmental 457(b) and Roth 457(b) Plans of Governmental Employers. Generally, eligible rollover distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain other distributions described in the Tax Code.

457(b) Plans of Non-Governmental Employers. All distributions from these plans, except death benefit proceeds, are subject to mandatory federal income tax withholding as wages. Death benefit proceeds are not subject to income tax withholding.

Non-Resident Aliens. If you or your designated Beneficiary is a non-resident alien, any withholding will generally be 30% based on the individual's citizenship, the country of domicile and tax treaty status.

In-Plan Roth Rollovers

Tax Code Section 403(b) and governmental 457(b) plans may add a "qualified Roth contribution program," under which employees can forego the current exclusion from gross income for elective deferrals, in exchange for the future exclusion of the distribution of the deferrals and any earnings thereon. That is, participants may elect to make non-excludable contributions to "designated Roth accounts" (instead of making excludable contributions) – and to exclude from gross income (if certain conditions are met) distributions from these accounts (instead of having distributions included in gross income).

If permitted under the plan for which the Contract is issued and provided the plan offers an applicable Roth account (a Roth 403(b) or Roth 457(b) account), non-Roth amounts may be rolled over into a corresponding Roth account within the same plan. The Tax Code provides that, generally, an in-plan rollover to a Roth account is taxable and includable in gross income in the year the rollover occurs, just as if the amount were distributed and not rolled into a qualified account. Please note that in-plan rollovers into a Roth account are not subject to withholding. Consequently, an individual considering such a transaction may want to increase their tax withholding or make an estimated tax payment in the year of the rollover. Amounts rolled over into an in-plan Roth account cannot subsequently be converted back into a non-Roth account.

A partial or full distribution of in-plan Roth rollover amounts and earnings credited on those amounts (or of Purchase Payments made by salary reduction to a Roth account and earnings credited on those Purchase Payments, as described above) will be excludable from income if it is a qualified distribution as defined in the "**Qualified Distributions –Roth 403(b) and Roth 457(b)**" section above.

In-plan Roth rollovers are not subject to the 10% additional tax on early distributions under Tax Code Section 72(t) that would normally apply to distributions from a 403(b) plan (or from a governmental 457(b) plan to the extent such amounts are attributable to rollovers from a 403(b) plan). However, a special recapture rule applies when a plan distributes any part of the in-plan Roth rollover within a five-year taxable period, making the distribution subject to the 10% additional tax on early distributions under Tax Code Section 72(t) unless an exception to this tax applies or the distribution is allocable to any nontaxable portion of the in-plan Roth rollover. The five-year taxable period begins January 1 of the year of the in-plan Roth rollover and ends on the last day of the fifth year of the period. This special recapture rule does not apply when the participant rolls over the distribution to another designated Roth account or to a Roth IRA but does apply to a subsequent distribution from the rolled over account or Roth IRA within the five-year taxable period.

Due to administrative complexity, certain in-plan Roth rollovers may not be available through the Contract. Additionally, the tax rules associated with Roth accounts and in-plan Roth rollovers can be complex and you should seek tax and/or legal advice regarding your particular situation.

Assignment and Other Transfers

403(b), Roth 403(b), 457(b) and Roth 457(b) Plans. Your beneficial interest in the Contract may not be assigned or transferred to persons other than:
- A plan participant as a means to provide benefit payments;
- An alternate payee under a QDRO in accordance with Tax Code Section 414(p);
- The Company as collateral for a loan; or
- The enforcement of a federal income tax lien or levy.

Same-Sex Marriages

The Contract provides that upon your death a surviving spouse may have certain continuation rights that he or she may elect to exercise for the Contract's death benefit and any joint-life coverage under a living benefit. All Contract provisions relating to spousal continuation are available only to a person who meets the definition of "spouse" under federal law. U.S. Treasury Department regulations provide that for federal tax purposes, the term "spouse" does not include individuals (whether of the opposite sex or the same sex) who have entered into a registered domestic partnership, civil union, or other similar formal relationship that is not denominated as a marriage under the laws of the state where the relationship was entered into, regardless of domicile. As a result, if a Beneficiary of a deceased owner and the owner were parties to such a relationship, the Beneficiary will be required by federal tax law to take distributions from the Contract in the manner applicable to non-spouse Beneficiaries and will not be able to continue the Contract. Please consult your tax and/or legal adviser for further information about this subject.

Possible Changes in Taxation

Although the likelihood of changes in tax legislation, regulation, rulings and other interpretation thereof is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or other means. It is also possible that any change could be retroactive (i.e., effective before the date of the change). You should consult a tax and/or legal adviser with respect to legislative developments and their effect on the Contract.

Taxation of the Company

We are taxed as a life insurance company under the Tax Code. The Separate Account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the Separate Account to increase reserves under the Contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed. Because we do not expect that we will incur any federal income tax liability attributable to the Separate Account we do not intend to make any provision for such taxes. However, changes in the tax laws and/or in their interpretation may result in our being taxed on income or gains attributable to the Separate Account. In this case we may impose a charge against a separate account (with respect to some or all of the Contracts) to set aside provisions to pay such taxes. We may deduct this amount from the Separate Account, including from your Contract value invested in the Subaccounts.

In calculating our corporate income tax liability, we may claim certain corporate income tax benefits associated with the investment company assets, including Separate Account assets, which are treated as Company assets under applicable income tax law. These benefits may reduce our overall corporate income tax liability. Under current law, such benefits include foreign tax credits and corporate dividends received deductions. We do not pass the tax benefits to the holders of the Separate Account because (1) the Contract Owners are not the owners of the assets generating these benefits under applicable income tax law; and (2) we do not currently include Company income taxes in the tax charges you pay under the Contract. We reserve the right to change these tax practices.

OTHER TOPICS

Right to Cancel

When and How to Cancel. If the Contract Holder chooses to cancel a Contract, we must receive the Contract and a written notice of cancellation within ten days (or a longer period if required by state law) after the Contract Holder's receipt of the Contract.

If you wish to cancel participation in the Contract and are allowed to do so under the Contract and the plan, you must send the document evidencing your participation and a written notice of cancellation to the Company within ten days after you receive confirmation of your participation in the Contract.

Refunds. We will produce a refund no later than seven calendar days after Customer Service receives the required documents and written notice in Good Order. The refund will equal amounts contributed to the Contract or account(s), as applicable, plus any earnings or less any losses attributable to the investment options in which amounts were invested. Any mortality and expense risk charges and administrative expense charges deducted during the period you held the Contract will not be returned. In certain states, we are required to refund contributions. When a refund of contributions is not required, the Investor bears any investment risk.

Contract Distribution

General

The Company's subsidiary, Voya Financial Partners, LLC, serves as the principal underwriter for the Contracts. Voya Financial Partners, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. Voya Financial Partners, LLC is also a member of FINRA and the Securities Investor Protection Corporation. Voya Financial Partners, LLC's principal office is located at One Orange Way, Windsor, CT 06095-4774.

We sell the Contracts through licensed insurance agents who are registered representatives of broker-dealers that have entered into selling agreements with Voya Financial Partners, LLC. We refer to these broker-dealers as "distributors." Voya Financial Advisors, Inc. is a distributor affiliated with the Company that has entered into a selling agreement with Voya Financial Partners, LLC for the sale of our variable annuity contracts.

Registered representatives of distributors who solicit sales of the Contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by Contract Holders or the Separate Account, but instead is paid by us through Voya Financial Partners, LLC. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the Contracts.

Compensation Arrangements. Registered representatives who offer and sell the Contracts may be paid a commission. The commissions paid on transferred assets range from 0% to 7%. The commission paid on recurring payments made during the first year of the participant account range from 0% to 7%. And to the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or compensation to distributors, which may require the registered representative to attain a certain threshold of enrollments or sales of Company products. Under one such program, we may pay additional amounts to distributors in connection with a participant's increased or re-started contributions and/or the number of participant enrollments completed by a registered representative during a specified time period. In addition, the Company may pay an asset-based commission ranging up to 0.60%.

We may also pay ongoing annual compensation of up to 40% of the commissions paid during the year in connection with certain Purchase Payments received during that year, if the registered representative attains a certain threshold of sales of Company contracts. Individual registered representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. Commissions and annual payments, when combined, could exceed 7% of total Purchase Payments. In certain situations, we may reduce the compensation we pay if we have agreed with a Plan Sponsor to reimburse expenses related to the services of the plan's third party administrator. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products. Under one such program, we may pay additional amounts to distributors in connection with a participant's increased or re-started contributions and/or the number of participant enrollments completed by a registered representative during a specified time period. These other promotional incentives or payments may be limited to Contracts offered to certain plans, may not be offered to all distributors, and may be limited only to Voya Financial Advisors, Inc. and other distributors affiliated with the Company.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated sales of the Contracts or other criteria. These arrangements may include commission specials, in which additional commissions may be paid in connection with Purchase Payments received for a limited time period, within the maximum commission rates noted above. These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. These special compensation arrangements may also be limited only to Voya Financial Advisors, Inc. and other distributors affiliated with the Company. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and FINRA rules. Employees of the Company or its affiliates (including wholesaling employees) may receive more compensation when Funds advised by the Company or its affiliates ("affiliated Funds") are selected by a Contract Holder than when unaffiliated Funds are selected. Additionally, management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in Funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if management personnel meet or exceed goals for sales of the Contracts or if the overall amount of investments in the Contracts and other products issued or advised by the Company or its affiliates increases over time. Certain management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or a specific percentage of Purchase Payments received under the Contracts or which may be a flat dollar amount that varies based upon other factors, including management's ability to meet or exceed service requirements, sell new Contracts or retain existing Contracts, or sell additional service features such as a common remitting program.

In addition to direct cash compensation for sales of Contracts described above, through Voya Financial Partners, LLC, we may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling Contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances that may be based on the percentages of Purchase Payments received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of Purchase Payments (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsorship payments or reimbursements for distributors to use in sales contests and/or meetings for their registered representatives who sell our products. We do not hold contests based solely on sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, representative recruiting or other activities that promote the sale of contracts; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars and payment for advertising and sales campaigns.

We pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the Contracts.

The following is a list of the top 25 distributors that, during 2021, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received: **[To be updated by Amendment.]**

1. Lincoln Investment Planning, Inc.;
2. Regulus Advisors, LLC;
3. LPL Financial LLC;
4. Morgan Stanley Smith Barney LLC;
5. Voya Financial Advisors, Inc.;
6. Kestra Investment Services, LLC;
7. Royal Alliance Associates, Inc.;
8. Pensionmark Securities, LLC;
9. American Portfolios Financial Services, Inc.;
10. Securities America, Inc.;
11. Northwestern Mutual Investment Services, Inc.;
12. Lincoln Financial Advisors Corporation;
13. Cetera Advisors LLC;
14. Ameriprise Financial Services, Inc.;
15. Woodbury Financial Services, Inc.;
16. Cetera Advisor Networks LLC;
17. MMA Securities LLC;
18. PlanMember Securities Corporation;
19. Cadaret, Grant & Co., Inc.;
20. IMA Wealth, Inc.;
21. First Allied Securities, Inc.;
22. NYLIFE Securities LLC;
23. SagePoint Financial, Inc.;
24. Hornor, Townsend & Kent, LLC; and
25. Lockton Investment Securities, LLC.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another company, and may also provide a financial incentive to promote one of our contracts over another.

The names of the distributor and the registered representative responsible for your account are stated in your enrollment materials.

Order Processing

In certain circumstances, we may need to correct the pricing associated with an order that has been processed. In such circumstances, we may incur a loss or receive a gain depending upon the price of the Fund when the order was executed and the price of the Fund when the order is corrected. Losses may be covered from our assets and gains that may result from such order correction will be retained by us as additional compensation associated with order processing.

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that will allow us to verify the identity of the sponsoring organization and that contributions and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require customers, and/or Beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of payments or loan repayments (traveler's cheques, for example) or restrict the amount of certain forms of payments or loan repayments. In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Unclaimed Property

Every state has some form of unclaimed property laws that impose varying legal and practical obligations on insurers and, indirectly, on Contract Owners, insureds, Beneficiaries and other payees of proceeds. Unclaimed property laws generally provide for escheatment to the state of unclaimed proceeds under various circumstances.

Contract Owners are urged to keep their own, as well as their Beneficiaries' and other payees', information up to date, including full names, postal and electronic media addresses, telephone numbers, dates of birth, and Social Security numbers. Such updates should be communicated to Customer Service.

Cyber Security

Like others in our industry, we are subject to operational and information security risks resulting from "cyber-attacks", "hacking" or similar illegal or unauthorized intrusions into computer systems and networks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Although we seek to limit our vulnerability to such risks through technological and other means and we rely on industry standard commercial technologies to maintain the security of our information systems, it is not possible to anticipate or prevent all potential forms of cyber-attack or to guarantee our ability to fully defend against all such attacks. In addition, due to the sensitive nature of much of the financial and similar personal information we maintain, we may be at particular risk for targeting.

Cyber-attacks affecting us, any third party administrator, the underlying Funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your Account Value. For instance, cyber-attacks may interfere with our processing of Contract transactions, including the processing of orders from our website or with the underlying Funds, impact our ability to calculate AUVs, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also affect the issuers of securities in which the underlying Funds invest, which may cause the Funds underlying your Contract to lose value. There can be no assurance that we or the underlying Funds or our service providers will avoid losses affecting your Contract that result from cyber-attacks or information security breaches in the future.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under the following circumstances:
- On any valuation date when the NYSE is closed (except customary weekend and holiday closings), or when trading on the NYSE is restricted;
- When an emergency exists as determined by the SEC so that disposal of securities held in the Subaccounts is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the Subaccount's assets; and
- During any other periods the SEC may by order permit for the protection of Investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Payment of benefits or values may also be delayed or suspended as required by court order or any regulatory action.

Intent to Confirm Quarterly

Under certain Contracts, we will provide confirmation of scheduled transactions quarterly rather than immediately to the participant.

Legal Proceedings

We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the Company's ability to meet its obligations under the Contract, Voya Financial Partners, LLC's ability to distribute the Contract or upon the Separate Account.

- **Litigation.** Notwithstanding the foregoing, the Company and/or Voya Financial Partners, LLC, is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim.
- **Regulatory Matters.** As with other financial services companies, the Company and its affiliates, including Voya Financial Partners, LLC, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

Financial Statements

The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account C and the consolidated financial statements and the related notes to consolidated financial statements for Voya Retirement Insurance and Annuity Company are located in the Statement of Additional Information. To request a free Statement of Additional Information, please contact Customer Service.

APPENDIX A: FUNDS AVAILABLE UNDER THE CONTRACT

The following is a list of Funds available under the Contract. The Funds available to you may vary based on employer and state approval and participants should refer to their plan documents for a list of available Funds. The Funds available to you are also found online at [insert appropriate website], by calling Customer Service at 1-800-584-6001 or by sending an email request to [insert email address].

More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at [insert the appropriate website]. You can also request this information at no cost by calling Customer Service at 1-800-584-6001 or by sending an email request to [insert email address].

The current expenses and performance information below reflects fee and expenses of the Funds, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund's past performance is not necessarily an indication of future performance.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES*	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2021)		
			1 Year	5 Years	10 Years
Seeks to provide long-term growth of capital.	**American Funds® - EuroPacific Growth Fund® (Class R-4)**[1] **Investment Adviser:** Capital Research and Management Company^SM	[]%	[]%	[]%	[]%
Seeks to provide long-term growth of capital. Future income is a secondary objective.	**American Funds® - New Perspective Fund® (Class R-4)**[1] **Investment Adviser:** Capital Research and Management Company^SM	[]%	[]%	[]%	[]%
Seeks to provide growth of capital.	**American Funds® - The Growth Fund of America® (Class R-4)**[1, 2] **Investment Adviser:** Capital Research and Management Company^SM	[]%	[]%	[]%	[]%

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*   Operating expenses reflecting applicable waivers or expense limitations as reported in the Fund's expenses.
[1]   This Fund is available to the general public in addition to being available through variable annuity contracts. **See "FEDERAL TAX CONSIDERATIONS – Special Considerations for Section 403(b) Plans" for a discussion of investment in one of the public Funds under 403(b) or Roth 403(b) annuity contracts.**
[2]   This Fund is no longer available to new investments.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES[*]	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2021)		
			1 Year	5 Years	10 Years
Seeks long-term capital appreciation.	**Fidelity® VIP Contrafund℠ Portfolio (Initial Class)** **Investment Adviser:** Fidelity Management & Research Company LLC ("FMR") **Subadvisers:** FMR Investment Management (UK) Limited, Fidelity Management & Research (Hong Kong) Limited and Fidelity Management & Research (Japan) Limited	[]%	[]%	[]%	[]%
Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.	**Fidelity® VIP Equity-Income Portfolio℠ (Initial Class)[3]** **Investment Adviser:** Fidelity Management & Research Company LLC ("FMR") **Subadvisers:** FMR Investment Management (UK) Limited, Fidelity Management & Research (Hong Kong) Limited and Fidelity Management & Research (Japan) Limited	[]%	[]%	[]%	[]%
Seeks long-term total return. Under normal market conditions, the Fund invests at least 80% of its net assets in investments of small-capitalization companies.	**Franklin Small Cap Value VIP Fund (Class 2)[3]** **Investment Adviser:** Franklin Mutual Advisers, LLC	[]%	[]%	[]%	[]%

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[*] Operating expenses reflecting applicable waivers or expense limitations as reported in the Fund's expenses.

[3] The Franklin Small Cap Value VIP Fund is closed to investment by new Investors. Existing retirement plans and individual Investors who have investment in the Subaccount that corresponds to this fund may leave their investment in that Subaccount and may continue to make additional purchases and exchanges.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES*	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2021)		
			1 Year	5 Years	10 Years
Seeks capital appreciation.	**Invesco Developing Markets Fund (Class Y)**[4, 5] **Investment Adviser:** Invesco Advisers, Inc.	[]%	[]%	[]%	[]%
Seeks income and conservation of principal and secondarily long-term growth of capital.	**Pax Sustainable Allocation Fund (Investor Class)**[4, 6] **Investment Adviser:** Impax Asset Management LLC	[]%	[]%	[]%	[]%
Seeks maximum real return, consistent with preservation of real capital and prudent investment management.	**PIMCO Real Return Portfolio (Administrative Class)** **Investment Adviser:** Pacific Investment Management Company LLC	[]%	[]%	[]%	[]%
Seeks current income with capital appreciation and growth of income.	**Templeton Global Bond Fund (Advisor Class)**[4] **Investment Adviser:** Franklin Advisers, Inc.	[]%			
Seeks to maximize total return through a combination of current income and capital appreciation.	**Voya Global Bond Portfolio (Class I)** **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	[]%	[]%	[]%	[]%
Seeks long-term capital growth and current income.	**Voya Global High Dividend Low Volatility Portfolio (Class I)**[6, 7] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	[]%	[]%	[]%	[]%

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[*] Operating expenses reflecting applicable waivers or expense limitations as reported in the Fund's expenses.

[4] This Fund is available to the general public in addition to being available through variable annuity contracts. **See "FEDERAL TAX CONSIDERATIONS – Special Considerations for Section 403(b) Plans" for a discussion of investment in one of the public Funds under 403(b) or Roth 403(b) annuity contracts.**

[5] The Invesco Developing Markets Fund is only available to plans offering the Fund prior to April 12, 2013.

[6] This Fund is no longer available to new investments.

[7] This Fund employs a managed volatility strategy. **See "THE INVESTMENT OPTIONS –** *The Variable Investment Options* **– Funds with Managed Volatility Strategies" for more information.**

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES[*]	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2021)		
			1 Year	5 Years	10 Years
Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00.	**Voya Government Money Market Portfolio (Class I)**[8] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	[]%	[]%	[]%	[]%
Seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.	**Voya Growth and Income Portfolio (Class I)**[9] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	[]%	[]%	[]%	[]%
Seeks to provide Investors with a high level of current income and total return.	**Voya High Yield Portfolio (Class I)** **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	[]%	[]%	[]%	[]%
Seeks to outperform the total return performance of the S&P 500® Index while maintaining a market level of risk.	**Voya Index Plus LargeCap Portfolio (Class I)**[9] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	[]%	[]%	[]%	[]%
Seeks to outperform the total return performance of the S&P MidCap 400® Index while maintaining a market level of risk.	**Voya Index Plus MidCap Portfolio (Class I)**[9] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	[]%	[]%	[]%	[]%

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[*] Operating expenses reflecting applicable waivers or expense limitations as reported in the Fund's expenses.

[8] There is no guarantee that the Voya Government Money Market Portfolio Subaccount will have a positive or level return.

[9] This Fund is no longer available to new investments.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES[4]*	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2021)		
			1 Year	5 Years	10 Years
Seeks to outperform the total return performance of the S&P SmallCap 600® Index while maintaining a market level of risk.	**Voya Index Plus SmallCap Portfolio (Class I)**[10] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	[]%	[]%	[]%	[]%
Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.	**Voya Intermediate Bond Portfolio (Class I)** **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	[]%	[]%	[]%	[]%
Seeks maximum total return.	**Voya International High Dividend Low Volatility Portfolio (Class I)**[11] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co., LLC	[]%	[]%	[]%	[]%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.	**Voya International Index Portfolio (Class I)** **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	[]%	[]%	[]%	[]%

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* Operating expenses reflecting applicable waivers or expense limitations as reported in the Fund's expenses.

[10] This Fund is no longer available to new investments.

[11] This Fund employs a managed volatility strategy. **See "THE INVESTMENT OPTIONS – *The Variable Investment Options* – Funds with Managed Volatility Strategies" for more information.**

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES*	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2021)		
			1 Year	5 Years	10 Years
A *non-diversified* Fund that seeks long-term capital growth.	**Voya Large Cap Growth Portfolio (Class I)** **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	[]%	[]%	[]%	[]%
Seeks long-term growth of capital and current income.	**Voya Large Cap Value Portfolio (Class I)**[12] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	[]%	[]%	[]%	[]%
Seeks long-term capital appreciation.	**Voya MidCap Opportunities Portfolio (Class I)** **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	[]%	[]%	[]%	[]%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.	**Voya Russell™ Large Cap Growth Index Portfolio (Class S)**[12] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	[]%	[]%	[]%	[]%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.	**Voya Russell™ Large Cap Index Portfolio (Class I)** **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	[]%	[]%	[]%	[]%

---

*   Operating expenses reflecting applicable waivers or expense limitations as reported in the Fund's expenses.

[12]   This Fund is no longer available to new investments.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES*	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2021)		
			1 Year	5 Years	10 Years
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index.	**Voya Russell™ Large Cap Value Index Portfolio (Class S)**[13] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	[]%	[]%	[]%	[]%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index.	**Voya Russell™ Mid Cap Growth Index Portfolio (Class S)**[13] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	[]%	[]%	[]%	[]%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Index.	**Voya Russell™ Mid Cap Index Portfolio (Class I)** **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	[]%	[]%	[]%	[]%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index.	**Voya Russell™ Small Cap Index Portfolio (Class I)** **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	[]%	[]%	[]%	[]%

---

* Operating expenses reflecting applicable waivers or expense limitations as reported in the Fund's expenses.

[13] This Fund is no longer available to new investments.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES*	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2021)		
			1 Year	5 Years	10 Years
Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.	**Voya Solution 2025 Portfolio (Class I)**[14] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	[]%	[]%	[]%	[]%
Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.	**Voya Solution 2035 Portfolio (Class I)**[14] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	[]%	[]%	[]%	[]%
Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.	**Voya Solution 2045 Portfolio (Class I)**[14] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	[]%	[]%	[]%	[]%

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* Operating expenses reflecting applicable waivers or expense limitations as reported in the Fund's expenses.
[14] This Fund is structured as a Fund of Funds that invests directly in shares of underlying Funds. **See "THE INVESTMENT OPTIONS –** *The Variable Investment Options* **– Funds of Funds"** for more information.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES*	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2021)		
			1 Year	5 Years	10 Years
Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2055. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.	**Voya Solution 2055 Portfolio (Class I)**[15] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	[]%	[]%	[]%	[]%
Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.	**Voya Solution Income Portfolio (Class I)**[15] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	[]%	[]%	[]%	[]%
Seeks to provide total return (*i.e.,* income and capital growth, both realized and unrealized) consistent with preservation of capital.	**Voya Strategic Allocation Conservative Portfolio (Class I)**[15, 16] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	[]%	[]%	[]%	[]%
Seeks to provide capital appreciation.	**Voya Strategic Allocation Growth Portfolio (Class I)**[15, 16] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	[]%	[]%	[]%	[]%

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* Operating expenses reflecting applicable waivers or expense limitations as reported in the Fund's expenses.
[15] This Fund is structured as a Fund of Funds that invests directly in shares of underlying Funds. **See "THE INVESTMENT OPTIONS –** *The Variable Investment Options* **– Funds of Funds" for more information.**
[16] This Fund is no longer available to new investments.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES*	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2021)		
			1 Year	5 Years	10 Years
Seeks to provide total return (*i.e.,* income and capital appreciation, both realized and unrealized).	**Voya Strategic Allocation Moderate Portfolio (Class I)**[17, 18] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	[]%	[]%	[]%	[]%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Bloomberg Barclays U.S. Aggregate Bond Index.	**Voya U.S. Bond Index Portfolio (Class I)** **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	[]%	[]%	[]%	[]%
Seeks long-term capital growth. Income is a secondary objective.	**VY® American Century Small-Mid Cap Value Portfolio (Class I)** **Investment Adviser:** Voya Investments, LLC **Subadviser:** American Century Investment Management, Inc.	[]%	[]%	[]%	[]%
Seeks capital appreciation.	**VY® Baron Growth Portfolio (Class S)**[17] **Investment Adviser:** Voya Investments, LLC **Subadviser:** BAMCO, Inc.	[]%	[]%	[]%	[]%
Seeks high total return consisting of capital appreciation and current income.	**VY® Clarion Global Real Estate Portfolio (Class I)**[17] **Investment Adviser:** Voya Investments, LLC **Subadviser:** CBRE Clarion Securities LLC	[]%	[]%	[]%	[]%

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*   Operating expenses reflecting applicable waivers or expense limitations as reported in the Fund's expenses.

[17]   This Fund is no longer available to new investments.

[18]   This Fund is structured as a Fund of Funds that invests directly in shares of underlying Funds. **See "THE INVESTMENT OPTIONS –** *The Variable Investment Options* **– Funds of Funds" for more information.**

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES[*]	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2021)		
			1 Year	5 Years	10 Years
Seeks total return including capital appreciation and current income.	**VY® Clarion Real Estate Portfolio (Class S)** **Investment Adviser:** Voya Investments, LLC **Subadviser:** CBRE Clarion Securities LLC	[]%	[]%	[]%	[]%
Seeks total return consisting of long-term capital appreciation and current income.	**VY® Columbia Contrarian Core Portfolio (Class S)**[19] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Columbia Management Investment Advisers, LLC	[]%	[]%	[]%	[]%
Seeks capital growth and income.	**VY® Invesco Comstock Portfolio (Class S)**[19] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	[]%	[]%	[]%	[]%
Seeks capital appreciation.	**VY® Invesco Global Portfolio (Class I)**[19] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	[]%	[]%	[]%	[]%
Seeks long-term growth of capital and income.	**VY® Invesco Growth and Income Portfolio (Class I)** **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	[]%	[]%	[]%	[]%

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[*] Operating expenses reflecting applicable waivers or expense limitations as reported in the Fund's expenses.
[19] This Fund is no longer available to new investments.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES[*]	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2021)		
			1 Year	5 Years	10 Years
Seeks capital growth over the long term.	**VY® JPMorgan Small Cap Core Equity Portfolio (Class I)** **Investment Adviser:** Voya Investments, LLC **Subadviser:** J.P. Morgan Investment Management Inc.	[]%	[]%	[]%	[]%
Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.	**VY® T. Rowe Price Capital Appreciation Portfolio (Class S)** **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	[]%	[]%	[]%	[]%
Seeks long-term capital appreciation.	**VY® T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I)**[20] **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	[]%	[]%	[]%	[]%
Seeks a high level of dividend income as well as long-term growth of capital primarily through investments in stocks.	**VY® T. Rowe Price Equity Income Portfolio (Class S)**[20] **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	[]%	[]%	[]%	[]%
A *non-diversified* Fund that seeks long-term growth through investments in stocks.	**VY® T. Rowe Price Growth Equity Portfolio (Class I)** **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	[]%	[]%	[]%	[]%

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[*] Operating expenses reflecting applicable waivers or expense limitations as reported in the Fund's expenses.
[20] This Fund is no longer available to new investments.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES*	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2021)		
			1 Year	5 Years	10 Years
Seeks long-term growth of capital.	**VY® T. Rowe Price International Stock Portfolio (Class S)**[21] **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	[]%	[]%	[]%	[]%
Seeks long-term capital appreciation.	**Wanger International** **Investment Adviser:** Columbia Wanger Asset Management, LLC	[]%	[]%	[]%	[]%
Seeks long-term capital appreciation.	**Wanger Select**[21] **Investment Adviser:** Columbia Wanger Asset Management, LLC	[]%	[]%	[]%	[]%
Seeks long-term capital appreciation.	**Wanger USA** **Investment Adviser:** Columbia Wanger Asset Management, LLC	[]%	[]%	[]%	[]%

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*   Operating expenses reflecting applicable waivers or expense limitations as reported in the Fund's expenses.
[21]   This Fund is no longer available to new investments.

APPENDIX B: FIXED PLUS ACCOUNT II

The Fixed Plus Account II is an investment option that may be available during the accumulation phase.

Amounts allocated to the Fixed Plus Account II are held in the Company's general account, which supports insurance and annuity obligations.

> Additional information about this option may be found in the contract.

General Disclosure. Interests in the Fixed Plus Account II have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the Fixed Plus Account II may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this appendix regarding the Fixed Plus Account II has not been reviewed by the SEC.

Certain Restrictions. We reserve the right to limit investment in or transfers to the Fixed Plus Account II. If we waive these transfer limits, we reserve the right to reinstate these limits without notice. You may not elect certain withdrawal options, including systematic distribution options, if you have requested a Fixed Plus Account II transfer or withdrawal in the prior 12-month period. Under certain emergency conditions, we may defer payment of a withdrawal from the Fixed Plus Account II for a period of up to six months or as provided by federal law.

Interest Rates. The Fixed Plus Account II guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit interest at a current rate that may be higher than the guaranteed minimum interest rate and the current rate may be changed at any time except that we will not apply a decrease to the current rate following a rate change initiated solely by us prior to the last day of the three-month period measured from the first day of the month which such change was effective. Among other factors, the safety of the interest rate guarantees depends upon the claims-paying ability of the Company. Amounts applied to the Fixed Plus Account II will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Plus Account II will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, which may include mortality, expense and administrative risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. We assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Requests for Partial Withdrawals. The contract holder or you, if permitted by the plan, may take up to 20% of the Fixed Plus Account II value as a partial withdrawal in each twelve (12) month period. We determine the amount eligible for partial withdrawal as of the date Customer Service receives a request for partial withdrawal in Good Order. The amount allowed for partial withdrawal is reduced by any Fixed Plus Account II withdrawals, transfers, loans or amounts applied to income phase payment options made in the prior 12 months. In calculating the 20% limit, we reserve the right to include payments made due to the election of a systematic distribution option.

Waiver of Partial Withdrawal Limits. We waive the 20% limit if the partial withdrawal is due to the election of an income phase payment option. We also waive the 20% limit for withdrawals due to your death before income phase payments begin. The waiver upon death may only be exercised once and must occur within six months after your date of death.

Additionally, we may allow other waivers of the percentage limit on partial withdrawals to participants in certain plans. You can determine what additional waiver, if any, apply to you by referring to the contract or certificate.

EDGAR Contract Identifier: C000035218

Requests for Full Withdrawals. If the contract holder or you, if allowed by the plans, request a full withdrawal of your account value, we will pay any amounts held in the Fixed Plus Account II, with interest, in five annual payments equal to:

- One-fifth of the Fixed Plus Account II value on the day the request is received in good order, reduced by any Fixed Plus Account II withdrawals, transfers or amounts used to fund income phase payments or loans made during the prior 12 months;
- One-fourth of the remaining Fixed Plus Account II value 12 months later;
- One-third of the remaining Fixed Plus Account II value 12 months later;
- One-half of the remaining Fixed Plus Account II value 12 months later; and
- The balance of the Fixed Plus Account II value 12 months later.

Once a request is received for a full withdrawal, no further withdrawals, loans, or transfers will be permitted from the Fixed Plus Account II. Your request may be cancelled at any time before the end of the five-year period. If any contributions are received to your account at any time during the five-year payment period, the full withdrawal will be cancelled and your Fixed Plus Account installment payments will cease. If your full withdrawal is cancelled (either by your request or due to receipt of a contribution to your account), a new five-year payment period will begin upon any future full withdrawal from the Fixed Plus Account.

Waiver of Full Withdrawal Provisions. We will waive the Fixed Plus Account II five-installment payout for full withdrawals made due to one or more of the following:

- Due to your death during the accumulation phase if the amount is paid within six months of your death; or
- Due to the election of a lifetime income phase payment option or a nonlifetime income phase payment option on a fixed basis;
- When the Fixed Plus Account II value is $5,000 or less (or, if applicable, as otherwise allowed by the plan for a lump-sum cash-out without participant consent) and no withdrawals, transfers, loans or elections of income phase payment options have been made from the account within the prior 12 months;
- Due to financial hardship (or unforeseeable emergency) as defined by the Tax Code and regulations thereunder, if all of the following conditions are met:
  ▷ If applicable, the hardship is certified by the employer;
  ▷ The amount is paid directly to you; and
  ▷ The amount paid for all withdrawals due to hardship during the previous 12-month period does not exceed 20% of the average value of your account(s) and all other accounts under the relevant contract during that same period.
- Due to your separation from service with the employer, provided that all the following apply:
  ▷ The withdrawal is due to your separation from service with your employer. Although the Tax Code permits distributions upon participant's severance from employment, the contracts do not provide for a waiver of the Fixed Plus Account II full withdrawal provision unless the severance from employment would otherwise have qualified as a separation from service under prior IRS guidance;
  ▷ Separation from service is documented in a form acceptable to us;
  ▷ The amount withdrawn is paid directly to you; and
  ▷ The amount paid for all partial and full withdrawals due to separation from service during the previous 12-month period does not exceed 20% of the average value of all your account(s) and all other accounts under the relevant contract during that same period.

Additionally, we may allow other waiver of the five-installment payout for full withdrawals to participants in certain plans. You can determine what additional waiver, if any, apply to you be referring to the contract or certificate.

Charges. We do not make deductions from amounts in the Fixed Plus Account II to cover mortality, expense or administrative risks. We consider these risks when determining the credited rate.

EDGAR Contract Identifier: C000035218

Transfers. The contract holder or you, if allowed by the plan, may transfer 20% of your account value held in the Fixed Plus Account II in each rolling 12-month period. We determine the amount eligible for transfers on the day we receive a transfer request in good order. We will reduce amounts allowed for transfer by any Fixed Plus Account II withdrawals, transfers, loans or amounts applied to income phase payment options during the 12 months. We also reserve the right to include payments made due to the election of any of the systematic distribution options. We will waive the percentage limit on transfers, when the value in the Fixed Plus Account II is $5,000. We may also waive the percentage limit on transfers depending upon the investment options selected by the contract.

If you transfer 20% of your account value held in the Fixed Plus Account II in each of four consecutive 12-month periods, you may transfer the remaining balance in the succeeding 12-month period provided you do not allocate any amount to or transfer any other amount from the Fixed Plus Account II during the five-year period. The 20% amount available to transfer under this provision will be reduced by any amount transferred, taken as a loan, or applied to income phase payment options within the 12-month period preceding the first 20% transfer. Also, we may reduce it for payments we made from your Fixed Plus Account II value under any systematic distribution option.

Contract Loans. If permitted under the plan, loans may be made from account values held in the Fixed Plus Account II. See the loan agreement for a description of the amount available and possible consequences upon loan default if Fixed Plus Account II values are used for a loan.

APPENDIX C: PARTICIPANT APPOINTMENT OF EMPLOYER AS AGENT UNDER AN ANNUITY CONTRACT

For Plans Under Section 403(b), 401 or 403(a) of the Tax Code, including Roth 403(b) and Roth 401(k) (Except Most Voluntary Section 403(b) Plans)[*]

The employer has adopted a plan under Tax Code Sections 403(b), Roth 403(b), 401(a), 401(k), Roth 401(k) or 403(a) ("Plan") and has purchased a VRIAC group variable annuity Contract as the funding vehicle. Contributions under this Plan will be made by the participant through salary reduction to an employee account, and by the employer to an employer account.

By electing to participate in the employer's Plan, the participant voluntarily appoints the employer, who is the Contract Holder, as the participant's agent for the purposes of all transactions under the Contract in accordance with the terms of the Plan. The Company is not a party to the Plan and does not interpret the Plan provisions.

As a participant in the Plan, the participant understands and agrees to the following terms and conditions:

- The participant owns the value of his/her employee account subject to the restrictions of Tax Code Sections 403(b), 401(a), 401(k) or 403(a) and the terms of the Plan. Subject to the terms of the vesting schedule in the Plan and the restrictions of Tax Code Section 403(b), 401(a), 401(k) or 403(a), the participant has ownership in the value of his/her employer account.
- The Company will process transactions only with the employer's written direction to the Company. The participant will be bound by the employer's interpretation of the Plan provisions and its written direction to the Company.
- The employer may permit the participant to make investment selections under the employee account and/or the employer account directly with the Company under the terms of the Contract. Without the employer's written permission, the participant will be unable to make any investment selections under the Contract.
- On behalf of the participant, the employer may request a loan in accordance with the terms of the Contract and the provisions of the Plan. The Company will make payment of the loan amount directly to the participant. The participant will be responsible for making repayments directly to the Company in a timely manner.
- In the event of the participant's death, the employer is the named Beneficiary under the terms of the Contract. The participant has the right to name a personal Beneficiary as determined under the terms of the Plan and file that Beneficiary election with the employer. It is the employer's responsibility to direct the Company to properly pay any death benefits.

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[*] Under most group contracts issued through a voluntary 403(b) or Roth 403(b) plan and under individual contracts, you generally hold all rights under the contract and may make elections for your accounts. However, pursuant to Treasury Department regulations that were generally effective on January 1, 2009, the exercise of certain of these rights may require the consent and approval of the plan sponsor or its delegate. **See "FEDERAL TAX CONSIDERATIONS – Distributions – Eligibility – 403(b) and Roth 403(b) Plans."** See the Contract or your certificate (if applicable) to determine who holds rights under the Contract.

EDGAR Contract Identifier: C000035218

HOW TO GET MORE INFORMATION

The Statement of Additional Information ("SAI") includes additional information about the Contract and the Separate Account and is incorporated by reference into this prospectus. The SAI can be found online at [insert the appropriate website] or available without charge, upon request, by calling us toll-free at 1-800-584-6001. You also can request other information and make other inquiries by calling that toll-free number.

Reports and other information about the Contract, the Company and the Separate Account are available on the SEC's website, www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

EDGAR Contract Identifier: C000035218

PART B
INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

VARIABLE ANNUITY ACCOUNT C
of
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY

Statement of Additional Information Dated May 1, 2022

UNIVERSITY OF TEXAS RETIREMENT PROGRAMS
Flexible Premium, Group, Deferred Combination Variable and Fixed Annuity Contracts

This Statement of Additional Information is not a prospectus and should be read in conjunction with the prospectus for the Voya Retirement Insurance and Annuity Company Contracts referenced above. The prospectus sets forth information that a prospective Investor ought to know before investing. You may obtain a free copy of the Prospectus, by either contacting Customer Service at Defined Contract Administration, P.O. Box 990063, Windsor, CT 06199-0063, 1-800-584-6001 or by accessing the SEC's website at www.sec.gov.

Read the prospectus before you invest. Terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

Voya Retirement Insurance and Annuity Company ("VRIAC," the "Company," "we," "us" and "our") issues the Contracts described in the prospectus and is responsible for providing each Contracts' insurance and annuity benefits. All guarantees and benefits provided under the Contracts that are not related to the Separate Account are subject to the claims paying ability of the Company and our General Account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. From January 1, 2002, until August 31, 2014, the Company was known as ING Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya"), which until April 7, 2014, was known as ING U.S., Inc. In May, 2013, the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA."

The Company serves as the depositor for the Separate Account.

Other than the mortality and expense risk charge and administrative expense charge described in the prospectus, all expenses incurred in the operations of the Separate Account are borne by the Company. However, the Company does receive compensation for certain administrative or distribution costs from the Funds or affiliates of the Funds used as funding options under the Contract. **(See "CHARGES AND FEES" in the prospectus.)**

The assets of the Separate Account are held by the Company. The Separate Account has no custodian. However, the Funds in whose shares the assets of the Separate Account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "Contract(s)" refers only to those offered through the prospectus.

VARIABLE ANNUITY ACCOUNT C
(THE "SEPARATE ACCOUNT")

We established Variable Annuity Account C under Connecticut law in 1976 as a continuation of the separate account established in 1974 under Arkansas law by Aetna Variable Annuity Life Insurance Company. The Separate Account was established by the Company for the purpose of funding variable annuity contracts issued by the Company. It is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Although we hold title to the assets of Variable Annuity Account C, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses, whether or not realized, of the Separate Account are credited to or charged against the assets of the Separate Account without regard to other income, gains or losses of the Company. All obligations arising under the Contracts are obligations of the Company. All guarantees and benefits provided under the Contracts that are not related to the Separate Account are subject to the claims paying ability of the Company and our General Account.

The Separate Account is divided into Subaccounts. Purchase Payments to accounts under the Contract may be allocated to one or more of the Subaccounts. Each Subaccount invests in the shares of only one of the Funds offered under the Contract. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the Contract. The availability of the Funds is subject to applicable regulatory authorization. Not all Funds are available in all jurisdictions, under all Contracts or under all plans.

SERVICES

Third Party Compensation Arrangements

Please be aware that:
- The Company may seek to promote itself and the Contracts by sponsoring or contributing to events sponsored by various associations, professional organizations and labor organizations;
- The Company may make payments to associations and organizations, including labor organizations, which endorse or otherwise recommend the Contracts to their membership. If an endorsement is a factor in your contract purchasing decision, more information on the payment arrangement, if any, is available upon your request; and
- At the direction of the Contract Holder, the Company may make payments to the Contract Holder, its representatives or third party service providers intended to defray or cover the costs of plan or program-related administration.

Experts

The statements of assets and liabilities of Variable Annuity Account C as of December 31, 2021, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the consolidated financial statements of the Company as of December 31, 2021 and 2020, and for each of the three years in the period ended December 31, 2021, included in the Statement of Additional Information, have been audited by _____, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing. [to be updated in a post-effective amendment]

The primary business address of _____ is _____.

PRINCIPAL UNDERWRITER

The Company's subsidiary, Voya Financial Partners, LLC, serves as the principal underwriter for Contracts. Voya Financial Partners, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. Voya Financial Partners, LLC is also a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. Voya Financial Partners, LLC's principal office is located at One Orange Way, Windsor, CT 06095-4774. The Contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of Voya Financial Partners, LLC or of other registered broker-dealers who have entered into sales arrangements with Voya Financial Partners, LLC. The offering of the Contracts is continuous. **A description of the manner in which contracts are purchased may be found in the prospectus under the section titled "CONTRACT PURCHASE AND PARTICIPATION."**

Compensation paid to the principal underwriter, Voya Financial Partners, LLC, for the years ending December 31, 2021, 2020 and 2019 amounted to $[XX,XXX,XXX.XX], $67,609,346.50 and $54,558,355.73, respectively. These amounts reflect compensation paid to Voya Financial Partners, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account C of the Company.

PERFORMANCE REPORTING

We may advertise different types of historical performance for the Subaccounts including:
- Standardized average annual total returns; and
- Non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the Subaccounts or the Funds.

Standardized Average Annual Total Returns

We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the Subaccounts over the most recent month-end, one, five and ten-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the Separate Account or from the date the Fund was first available under the Separate Account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained.

We include all recurring charges during each period (e.g., mortality and expense risk charges, annual maintenance fees and, administrative expense charges, if any).

Non-Standardized Average Annual Total Returns

We calculate non-standardized average annual total returns in a similar manner as that stated above, except we may include returns that do not reflect the deduction of any applicable early withdrawal charge. Some non-standardized returns may also exclude the effect of an annual maintenance fee. If we reflected these charges in the calculation, they would decrease the level of performance reflected by the calculation. Non-standardized returns may also include performance from the Fund's inception date, if that date is earlier than the one we use for standardized returns.

INCOME PHASE PAYMENTS

When you begin receiving payments under the Contract during the Income Phase (see "**INCOME PHASE**" in the prospectus), the value of your account is determined using Accumulation Unit Values as of the tenth valuation before the first Income Phase payment is due. Such value (less any applicable premium tax charge) is applied to provide Income Phase payments to you in accordance with the payment option and investment options elected.

The annuity option tables found in the Contract show, for each option, the amount of the first Income Phase payment for each $1,000 of value applied. When you select variable income payments, your Account Value purchases Annuity Units ("Annuity Units") of the Separate Account Subaccounts corresponding to the Funds you select. The number of Annuity Units purchased is based on your Account Value and the value of each Annuity Unit on the day the Annuity Units are purchased. Thereafter, variable payments fluctuate as the Annuity Unit value(s) fluctuates with the investment experience of the selected investment option(s). The first Income Phase payment and subsequent Income Phase payments also vary depending on the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first Income Phase payment, but Income Phase payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis.

Income Phase payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first Income Phase payment, but subsequent Income Phase payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

When the Income Phase begins, the Annuitant is credited with a fixed number of Annuity Units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first Income Phase payment based upon a particular investment option, and (b) is the then current Annuity Unit value for that investment option. As noted, Annuity Unit values fluctuate from one valuation to the next (see "**THE CONTRACT** – *The Account Value*" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate Subaccount(s) (with a ten day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the Income Phase.

Example:

Assume that, at the date Income Phase payments are to begin, there are 3,000 Accumulation Units credited under a particular Contract or account and that the value of an Accumulation Unit for the 10th valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the annuity option table in the Contract provides, for the Income Phase payment option elected, a first monthly variable Income Phase payment of $6.68 per $1000 of value applied; the Annuitant's first monthly Income Phase payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an Annuity Unit upon the valuation on which the first Income Phase payment was due was $13.400000. When this value is divided into the first monthly Income Phase payment, the number of Annuity Units is determined to be 20.414. The value of this number of Annuity Units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate Subaccount is 1.0032737 as of the tenth valuation preceding the due date of the second monthly Income Phase payment, multiplying this factor by .9972079* = .9999058^30 (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of Annuity Units determined above) produces a result of 1.000442. This is then multiplied by the Annuity Unit value for the prior valuation ($13.400000 from above) to produce an Annuity Unit value of $13.405928 for the valuation occurring when the second Income Phase payment is due.

The second monthly Income Phase payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 20.414 times $13.405928, which produces a payment of $273.67.

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* If an assumed net investment rate of 5% is elected, the appropriate factor to take into account such assumed rate would be .9959968 = .9998663^30.

FINANCIAL STATEMENTS

Included in this SAI are the financial statements of Variable Annuity Account C and Voya Retirement Insurance and Annuity Company, as follows:

- Financial Statements of Variable Annuity Account C:
  ▷ Report of Independent Registered Public Accounting Firm
  ▷ Statements of Assets and Liabilities as of December 31, 2021
  ▷ Statements of Operations for the year ended December 31, 2021
  ▷ Statements of Changes in Net Assets for the years ended December 31, 2021 and 2020
  ▷ Notes to Financial Statements
- Consolidated Financial Statements of Voya Retirement Insurance and Annuity Company:
  ▷ Report of Independent Registered Public Accounting Firm
  ▷ Consolidated Balance Sheets as of December 31, 2021 and 2020
  ▷ Consolidated Statements of Operations for the years ended December 31, 2021, 2020 and 2019
  ▷ Consolidated Statements of Comprehensive Income for the years ended December 31, 2021, 2020 and 2019
  ▷ Consolidated Statements of Changes in Shareholder's Equity for the years ended December 31, 2021, 2020 and 2019
  ▷ Consolidated Statements of Cash Flows for the years ended December 31, 2021, 2020 and 2019
  ▷ Notes to Consolidated Financial Statements

  [Financial Statements to be filed in a Post-Effective Amendment to this Registration Statement.]

PART C
OTHER INFORMATION

Item 27. Exhibits

(a)		Resolution establishing Variable Annuity Account C • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 033-75986), as filed on April 22, 1996.
(b)		Not applicable
(c)	(1)	Standard Form of Broker-Dealer Agreement • Incorporated by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 11, 2006.
	(2)	Underwriting Agreement dated November 20, 2006 between ING Life Insurance and Annuity Company and ING Financial Advisers, LLC • Incorporated by reference to Post-Effective Amendment No. 34 to Registration Statement on Form N-4 (File No. 033-75996), as filed on December 20, 2006.
(d)	(1)	Variable Annuity Contract G-CDA(12/99)(TX-GE) • Incorporated by reference to Registration Statement on Form N-4 (File No. 333-134760), as filed on June 6, 2006.
	(2)	Variable Annuity Contract Certificate (C-CDA(12/99)(TX-GE) • Incorporated by reference to Registration Statement on Form N-4 (File No. 333-134760), as filed on June 6, 2006.
	(3)	Variable Annuity Contract Certificate C-CDA(12/99)(TX-GE)-18 • Incorporated by reference to Post-Effective Amendment No. 23 to Registration Statement on Form N-4 (File No. 333-134760), as filed on April 23, 2019.
	(4)	Contract Schedule I Accumulation Phase (Retirement Master) to Contract G-CDA(12/99)(TX-GE) and Contract Certificate C-CDA(12/99)(TX-GE) • Incorporated by reference to Registration Statement on Form N-4 (File No. 333-134760), as filed on June 6, 2006.
	(5)	Contract Schedule I Accumulation Phase (Voluntary TDA Plus) to Contract G-CDA(12/99)(TX-GE) and Contract Certificate C-CDA(12/99)(TX-GE) • Incorporated by reference to Registration Statement on Form N-4 (File No. 333-134760), as filed on June 6, 2006.
	(6)	Endorsement (EEGTRRA-HEG(01)) to Contract (G-CDA(12/99)(TX-GE) and Contract Certificate (C-CDA(12/99)(TX-GE) • Incorporated by reference to Post-Effective Amendment No. 22 to Registration Statement on Form N-4 (File No. 033-81216), as filed on February 15, 2002.
	(7)	Endorsement (E-GLOANA(1/02)-TX) to Contract G-CDA(12/99)(TX-GE) and Contract Certificate (C-CDA(12/99)(TX-GE) • Incorporated by reference to Registration Statement on Form N-4 (File No. 333-134760), as filed on June 6, 2006.
	(8)	Endorsement (E-LNDFLT(1/04)) to Contract G-CDA(12/99)(TX-GE) and Contract Certificate (C-CDA(12/99)(TX-GE) • Incorporated by reference to Registration Statement on Form N-4 (File No. 333-134760), as filed on June 6, 2006.
	(9)	Endorsement E-R403B-05 to Contract G-CDA(12/99)(TX-GE) and Contract Certificate (C-CDA(12/99)(TX-GE) • Incorporated by reference to Post-Effective Amendment No. 43 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 14, 2006.
	(10)	Endorsement E-MMGDB(12/99) to Contract G-CDA(12/99)(TX-GE) and Contract Certificate (C-CDA(12/99)(TX-GE) • Incorporated by reference to Post-Effective Amendment No. 19 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 16, 2000.
	(11)	Endorsement (E-MMFPEX-99R) to Contract G-CDA(12/99)(TX-GE) and Contract Certificate C-CDA(12/99)(TX-GE) • Incorporated by reference to Post-Effective Amendment No. 19 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 16, 2000.

	(12)	Endorsement (E-TXUT-415(m)06) to Contract G-CDA(12/99) (TX-GE) and Contract Certificate (C-CDA(12/99)(TX-GE) • Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form N-4 (File No. 333-134760), as filed on April 12, 2007.
	(13)	Endorsement E-403bTERM-08 to Contract G-CDA(12/99)(TX-GE) and Contract Certificate C-CDA(12/99)(TX-GE) • Incorporated by reference to Post-Effective Amendment No. 7 to Registration Statement on Form N-4 (File No. 333-134760), as filed on April 14, 2009.
	(14)	Endorsement E-403bR-09 to Contract G-CDA(12/99)(TX-GE) and Contract Certificate C-CDA(12/99)(TX-GE) • Incorporated by reference to Post-Effective Amendment No. 7 to Registration Statement on Form N-4 (File No. 333-134760), as filed on April 14, 2009.
	(15)	Endorsement E-TPA-08 to Contract G-CDA(12/99)(TX-GE) and Contract Certificate C-CDA(12/99)(TX-GE) • Incorporated by reference to Post-Effective Amendment No. 7 to Registration Statement on Form N-4 (File No. 333-134760), as filed on April 14, 2009.
	(16)	Endorsement E-RO457-11 to Contract G-CDA(12/99)(TX-GE) and Contract Certificate C-CDA(12/99)(TX-GE) • Incorporated by reference to Post-Effective Amendment No. 11 to Registration Statement on Form N-4 (File No. 333-134760), as filed on April 11, 2011.
	(17)	Endorsement EVNMCHG (09/14) for name change • Incorporated by reference to Post-Effective Amendment No. 18 to Registration Statement on Form N-4 (File No. 333-134760), as filed on April 13, 2015.
	(18)	Endorsement E-GMIRMM-17 to Contract G-CDA(12/99)(TX-GE) and Contract Certificate C-CDA(12/99)(TX-GE) • Incorporated by reference to Post-Effective Amendment No. 21 to Registration Statement on Form N-4 (File No. 333-134760), as filed on April 10, 2018.
	(19)	Endorsement E-GMIRMM-18(TX)(G) to Contract Certificate C-CDA(12/99)(TX-GE)-18 • Incorporated by reference to Post-Effective Amendment No. 23 to Registration Statement on Form N-4 (File No. 333-134760), as filed on April 23, 2019.
	(20)	Endorsement E-DCSECURE-20(TX) to Contract G-CDA(12/99)(TX-GE) and Contract Certificate C-CDA(12/99)(TX-GE) • Incorporated by reference to Post-Effective Amendment No. 25 to Registration Statement on Form N-4 (File No. 333-134760), as filed on April 7, 2021.
	(21)	Endorsement E-MMLOAN-21(TX)-21 to Contract G-CDA(TX)-13 and Contract Certificate C-CDA(TX)-13
	(22)	Endorsement E-MMLOAN-21(TX1)-21 to Contract G-CDA(TX1)-13 and Contract Certificate C-CDA(TX1)-13
	(23)	Endorsement E-MMLOAN-21(TX2)-21 to Contract G-CDA(TX457-401)-10
	(24)	Endorsement E-GLOANA(TX)-21
(e)	(1)	Variable Annuity Contract Application (155634 (01/14)) • Incorporated by reference to Post-Effective Amendment No. 10 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 4, 2016.
(f)	(1)	Restated Certificate of Incorporation (amended and restated as of October 1, 2007) of ING Life Insurance and Annuity Company • Incorporated by reference to ING Life Insurance and Annuity Company annual report on Form 10-K (File No. 033-23376), as filed on March 31, 2008.
	(2)	Amended and Restated By-Laws of ING Life Insurance and Annuity Company, effective October 1, 2007 • Incorporated by reference to ING Life Insurance and Annuity Company annual report on Form 10-K (File No. 033-23376), as filed on March 31, 2008.
(g)		Not applicable
(h)	(1)	(Retail) Participation Agreement dated as of January 1, 2003 by and among ING Life Insurance and Annuity Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, American Funds Distributors, Inc. and American Funds Service Company • Incorporated by reference to Post-Effective Amendment No. 42 to Registration Statement on Form N-4 (File No. 333-01107), as filed on December 16, 2005.

(2)	Rule 22c-2 Agreement dated and effective as of April 16, 2007 and operational on October 16, 2007 between American Funds Service Company, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.
(3)	Amended and Restated Participation Agreement as of June 26, 2009 by and among ING Life Insurance and Annuity Company, Fidelity Distributors Corporation, Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III, Variable Insurance Products Fund IV and Variable Insurance Products Fund V and amended on June 26, 2009 • Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 333-01107), as filed on December 18, 2009.
(4)	Service Agreement effective as of June 1, 2002 by and between Fidelity Investments Institutional Operations Company, Inc. and ING Financial Advisers, LLC • Incorporated by reference to Post-Effective Amendment No. 33 to Registration Statement on Form N-4 (File No. 033-75988), as filed on August 5, 2004, and by reference to Post-Effective Amendment No. 47 (File No. 033-75962), as filed on November 21, 2006.
(5)	Rule 22c-2 Agreement dated no later than April 16, 2007 and is effective as of October 16, 2007 between Fidelity Distributors Corporation, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.
(6)	Amended and Restated Participation Agreement as of December 30, 2005 by and among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York and Directed Services, Inc. • Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement on Form N-4 (File No. 333-85618), as filed on February 1, 2007.
(7)	Amended and Restated Administrative Services Agreement executed as of October 3, 2005 between Franklin Templeton Services, LLC, ING Life Insurance and Annuity Company, ING Insurance Company of America, ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company • Incorporated by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 11, 2006.
(8)	Rule 22c-2 Shareholder Information Agreement (Franklin Templeton Variable Insurance Products Trust) entered into as of April 16, 2007 among Franklin/Templeton Distributors, Inc., ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company and ReliaStar Life Insurance Company of New York • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.
(9)	(Retail) Master Shareholder Services Agreement effective as of August 28, 2000 among Franklin Templeton Distributors, Inc., Franklin Templeton Investor Services, Inc., and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-109860), as filed on April 16, 2004.
(10)	Rule 22c-2 Shareholder Information Agreement entered into as of April 16, 2007 among Franklin/Templeton Distributors, Inc., ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company and ReliaStar Life Insurance Company of New York • Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4 (File No. 333-134760), as filed on July 27, 2007.

(11)	(Retail) Fund Participation Agreement dated August 15, 2000 between Oppenheimer and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 23 to Registration Statement on Form N-4 (File No. 333-01107), as filed on December 13, 2000.
(12)	Rule 22c-2 Agreement dated no later than April 16, 2007 and is effective as of October 16, 2007 between Oppenheimer Funds Services, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.
(13)	(Retail) Selling and Services Agreement and Fund Participation Agreement as of October 15, 2009 by and among ING Life Insurance and Annuity Company, ING Institutional Plan Services, LLC, ING Financial Advisers, LLC, Pax World Funds Series Trust I and ALPS Distributors, Inc. • Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 333-01107), as filed on December 18, 2009.
(14)	Rule 22c-2 Agreement dated October 15, 2009 between ALPS Distributors, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 333-01107), as filed on December 18, 2009.
(15)	First Amendment, entered into as of July 2, 2015, to the Rule 22C-2 Agreement, made and entered into as of October 15, 2009, between the PAX World Funds Series Trust I, ALPS Distributors, Inc. and Voya Retirement Insurance and Annuity Company, Voya Institutional Trust Company, Voya Insurance and Annuity Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 19 to Registration Statement on Form N-4 (File No. 333-134760), as filed on April 12, 2016.
(16)	(Retail) Selling and Services Agreement and Fund Participation Agreement dated March 11, 2003 by and among ING Life Insurance and Annuity Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, ING Financial Advisers, LLC and PIMCO Advisors Distributors LLC • Incorporated by reference to Post-Effective Amendment No. 55 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 15, 2009.
(17)	Rule 22c-2 Agreement dated no later than April 16, 2007, is effective as of the 16th day of October, 2007 between Allianz Global Investors Distributors LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-139695), as filed on July 6, 2007.
(18)	Fund Participation, Administrative and Shareholder Service Agreement made and entered into as of July 25, 2016 by and between Voya Retirement Insurance and Annuity Company, Voya Financial Partners, LLC and Voya Investments Distributor, LLC • Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 033-81216), as filed on February 15, 2017.

(19)	Rule 22c-2 Agreement dated no later than April 16, 2007 is effective October 16, 2007 between ING Funds Services, LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(20)	Selling and Services Agreement and Fund Participation Agreement dated September 26, 2005 by and among ING Life Insurance and Annuity Company, ING Financial Advisers, LLC and Columbia Management Distributors, Inc. and amended on April 1, 2008 and February 18, 2009 • Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4 (File No. 333-130822), as filed on April 11, 2008.

(21)	Fund Participation Agreement effective as of May 1, 2004 between Wanger Advisors Trust, Columbia Wanger Asset Management, LP, ING Life Insurance and Annuity Company, and ReliaStar Life Insurance Company • Incorporated by reference to Post-Effective Amendment No. 38 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 11, 2005.

(22)	Service Agreement with Investment Adviser effective as of May 1, 2004 between Columbia Wanger Asset Management, LP, ING Life Insurance and Annuity Company, ING Insurance Company of America, and ReliaStar Life Insurance Company • Incorporated by reference to Post-Effective Amendment No. 38 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 11, 2005.

(23)	Rule 22c-2 Agreement dated April 16, 2007 and is effective as of October 16, 2007 among Columbia Management Services, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Life Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4 (File No. 333-134760), as filed on July 27, 2007.

(24)	First Amendment to Rule 22c-2 Agreement dated March 21, 2011 by and between Columbia Management Investment Services Corp., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Life Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 3, 2012.

(i)	Not applicable

(j)	(1)	Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) between ING Investment Management LLC and ING Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-167680), as filed on February 11, 2011.

(2)	Amendment No. 1 made and entered into as of December 1, 2013 to the Intercompany Agreement dated as of December 22, 2010 by and among ING Investment Management LLC and ING Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 9, 2014.

(3)	Amendment No. 2, effective as of September 30, 2014, to the Intercompany Agreement dated as of December 22, 2010 by and between ING Investment Management LLC (now known as Voya Investment Management LLC) and ING Life Insurance and Annuity Company (now known as "Voya Retirement Insurance and Annuity Company") • Incorporated by reference to Post-Effective Amendment No. 63 to Registration Statement on Form N-4 (File No. 033-75962), as filed on December 16, 2014.

<table>
<tr><td>(4)</td><td>Amendment No. 4, effective March 1, 2016, to the Intercompany Agreement dated as of December 22, 2010 (effective January 1, 2010) between ING Investment Management LLC (IIM) (now known as Voya Investment Management LLC or VIM) and ING Life Insurance and Annuity Company (ILIAC) (now known as Voya Retirement Insurance and Annuity Company or VRIAC) • Incorporated by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-4 (File No. 333-167182), as filed on June 24, 2016.</td></tr>
<tr><td>(5)</td><td>Amendment No. 5, effective as of May 1, 2020, to the Intercompany Agreement between Voya Investment Management LLC and Voya Retirement Insurance and Annuity Company on September 28, 2020 • Incorporated by reference herein to the Initial Registration Statement on Form N-4 (File No. 333-220690), as filed on September 28, 2020.</td></tr>
<tr><td>(6)</td><td>Amendment No. 6, effective as of July 1, 2020, to the Intercompany Agreement between Voya Investment Management LLC and Voya Retirement Insurance and Annuity Company on September 28, 2020 • Incorporated by reference herein to the Initial Registration Statement on Form N-4 (File No. 333-220690), as filed on September 28, 2020.</td></tr>
<tr><td>(k)</td><td>Opinion and Consent of Counsel [To be added by Post-Effective Amendment.]</td></tr>
<tr><td>(l)</td><td>Consent of Independent Registered Public Accounting Firm [To be added by Post-Effective Amendment.]</td></tr>
<tr><td>(m)</td><td>Not applicable</td></tr>
<tr><td>(n)</td><td>Not applicable</td></tr>
<tr><td>(o)</td><td>Form of Initial Summary Prospectus</td></tr>
<tr><td>99.16</td><td>Powers of Attorney</td></tr>
</table>

Item 28. Directors and Officers of the Depositor* [Information to be updated by Post-Effective Amendment.]

Name and Principal Business Address	Positions and Offices with Depositor
Charles P. Nelson, One Orange Way, Windsor, CT 06095-4774	Director and President
Michael S. Smith, 230 Park Avenue, New York, NY 10169	Director, Chairman and Executive Vice President
Robert L. Grubka, 20 Washington Avenue South, Minneapolis, MN 55401	Director and Senior Vice President
Michael R. Katz, One Orange Way, Windsor, CT 06095-4774	Director, Senior Vice President and Chief Financial Officer
Heather H. Lavallee, One Orange Way, Windsor, CT 06095-4774	Director and Senior Vice President
Francis G. O'Neill, One Orange Way, Windsor, CT 06095-4774	Director, Senior Vice President and Chief Risk Officer
Mona Zielke, One Orange Way, Windsor, CT 06095-4774	Director and Vice President
Larry N. Port, One Orange Way, Windsor, CT 06095-4774	Executive Vice President and Chief Legal Officer
C. Landon Cobb, Jr., 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390	Senior Vice President and Chief Accounting Officer
William S. Harmon, One Orange Way, Windsor, CT 06095-4774	Senior Vice President
Rachel M. Reid, 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390	Senior Vice President and Assistant Secretary
Matthew Toms, 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390	Senior Vice President
Michele White, One Orange Way, Windsor, CT 06095-4774	Senior Vice President
Rajat P. Badhwar, One Orange Way, Windsor, CT 06095-4774	Chief Information Security Officer
Brian J. Baranowski, One Orange Way , Windsor, CT 06095-4774	Vice President, Compliance
Monalisa Chowdhury, 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390	Vice President
Regina A. Gordon, One Orange Way , Windsor, CT 06095-4774	Vice President and Chief Compliance Officer
Carol B. Keen, One Orange Way, Windsor, CT 06095-4774	Vice President
Kyle A. Puffer, One Orange Way, Windsor, CT 06095-4774	Vice President and Appointed Actuary

Kevin J. Reimer, 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390	Vice President and Treasurer
John Thistle, One Orange Way, Windsor, CT 06095-4774	Vice President
Melissa A. O'Donnell, 20 Washington Avenue South, Minneapolis, MN 55401	Secretary

*   These individuals may also be directors and/or officers of other affiliates of the Company.

Item 29. Persons Controlled by or Under Common Control with the Depositor or Registrant [Information to be updated by Post-Effective Amendment.]

Voya Financial, Inc.
HOLDING COMPANY SYSTEM

09-30-2021

Voya Financial, Inc.
Non-Insurer (Delaware) 52-1222820
NAIC 4832

Pen-Cal Administrators, Inc.
Non-Insurer (California) 94-2695108

Voya Services Company
Non-Insurer (Delaware) 52-1317217

Voya Payroll Management, Inc.
Non-Insurer (Delaware) 52-2197204

Voya Holdings Inc.
Non-Insurer (Connecticut) 02-0488491

09/30/21

Page 1

Voya Benefits Company, LLC
Non-Insurer (Delaware) 83-0965809

Benefit Strategies, LLC
Non-Insurer (New Hampshire) 26-0003294

Voya Financial Advisors, Inc.
Non-Insurer (Minnesota) 41-0945505

Voya Investment Management LLC
Non-Insurer (Delaware) 58-2361003

Voya Investment Management Co. LLC
Non-Insurer (Delaware) 06-0888148

Voya Investment Trust Co.
Non-Insurer (Connecticut) 06-1440627

Voya Investment Management (UK) Limited
Non-Insurer (United Kingdom)

Voya Investment Management Services (UK) Limited
Non-Insurer (United Kingdom)

Voya Investment Management Alternative Assets LLC
Non Insurer (Delaware) 13-4038444

Voya Alternative Asset Management LLC
Non-Insurer (Delaware) 13-3863170

Voya Realty Group LLC
Non-Insurer (Delaware) 13-4003969

Voya Pomona Holdings LLC
Non-Insurer (Delaware) 13-4152011

Pomona G. P. Holdings LLC (*a)
Non-Insurer (Delaware) 13-4150600

Pomona Management LLC
Non-Insurer (Delaware) 13-4149700

Voya Alternative Asset Management Ireland Limited
Non-Insurer (Ireland)

09/30/21

Page 2

- Voya Capital, LLC
  Non-Insurer (Delaware) 86-1020892
  - Voya Funds Services, LLC
    Non-Insurer (Delaware) 86-1020893
    - Voya Investments Distributor, LLC
      Non-Insurer (Delaware) 03-0485744
    - Voya Investments, LLC
      Non-Insurer (Arizona) 03-0402099
  - RiverRoch LLC (*b)
    Non-Insurer (Delaware) 84-3548142
  - Oconee Real Estate Holdings LLC (*c)
    Non-Insurer (Delaware) 85-1578755
- Voya Retirement Insurance and Annuity Company
  Insurer (Connecticut) 71-0294708 NAIC 86509
  - Voya Financial Partners, LLC
    Non-Insurer (Delaware) 06-1375177
  - Voya Institutional Plan Services, LLC
    Non-Insurer (Delaware) 04-3516284
  - Voya Retirement Advisors, LLC
    Non-Insurer (New Jersey) 22-1862786

09/30/21

Page 3

- Voya Institutional Trust Company
  Non-Insurer (Connecticut) 46-5416028
- ReliaStar Life Insurance Company
  Insurer (Minnesota) 41-0451140 NAIC 67105
  - ReliaStar Life Insurance Company of New York
    Insurer (New York) 53-0242530 NAIC 61360
  - Roaring River, LLC
    Insurer (Missouri) 26-3355951 NAIC 13583
- ILICA LLC
  Non-Insurer (Connecticut) 06-1067464
- Voya International Nominee Holdings, Inc.
  Non-Insurer (Connecticut) 06-0952776
- Voya Insurance Solutions, Inc.
  Non-Insurer (Connecticut) 06-1465377
- Roaring River IV Holding, LLC
  Non-Insurer (Delaware) 46-3607309
  - Roaring River IV, LLC
    Insurer (Missouri) 80-0955075 NAIC 15365
- Voya Custom Investments LLC
  Non-Insurer (Delaware) 02-0488491
- SLDI Georgia Holdings, Inc.
  Non-Insurer (Georgia) 27-1108872
  - Voya II Custom Investments LLC
    Non-Insurer (Delaware) 27-1108872
    - Rancho Mountain Properties, Inc.
      Non-Insurer (Delaware) 27-2987157

- Security Life Assignment Corporation
  Non-Insurer (Colorado) 84-1437826
- IIPS of Florida, LLC
  Non-Insurer (Florida)

09/30/21

Page 4

- Voya Special Investments, Inc. (*d)
  Non-Insurer (Delaware) 85-1775946
- VFI SLK Global Services Private Limited (*e)
  Non-Insurer (India)

[*a] Pomona G. P. Holdings LLC owned 50% by Voya Pomona Holdings LLC and 50% by Third Party Shareholder.

[*b] RiverRoch LLC owned 53.7% by Voya Retirement Insurance and Annuity Company, owned 10.8% by ReliaStar Life Insurance Company, owned 10.8% by Security Life of Denver Insurance Company and owned 24.7% by Non-Affiliate Member.

[*c] Oconee Real Estate Holdings LLC owned 30.4% by Voya Retirement Insurance and Annuity Company, owned 19% by ReliaStar Life Insurance Company, owned 8.6% by Security Life of Denver Insurance Company and owned 42% by Non-Affiliate Member.

[*d] Voya Special Investments, Inc. owned 0.2% by Voya Financial, Inc., 49.9% by Voya Retirement Insurance and Annuity Company and 49.9% by ReliaStar Life Insurance Company.

[*e] VFI SLK Global Services Private Limited owned 49% by Voya Financial, Inc. and owned 51% by SLK Software Services Private Limited.

Item 30. Indemnification [Information to be updated by Post-Effective Amendment.]

Section 33-779 of the Connecticut General Statutes ("CGS") provides that a corporation may provide indemnification of or advance expenses to a director, officer, employee or agent only as permitted by Sections 33-770 to 33-778, inclusive, of the CGS. Reference is hereby made to Section 33-771(e) of the CGS regarding indemnification of directors and Section 33-776(d) of CGS regarding indemnification of officers, employees and agents of Connecticut corporations. These statutes provide in general that Connecticut corporations incorporated prior to January 1, 1997 shall, except to the extent that their certificate of incorporation expressly provides otherwise, indemnify their directors, officers, employees and agents against "liability" (defined as the obligation to pay a judgment, settlement, penalty, fine, including an excise tax assessed with respect to an employee benefit plan, or reasonable expenses incurred with respect to a proceeding) when (1) a determination is made pursuant to Section 33-775 that the party seeking indemnification has met the standard of conduct set forth in Section 33-771 or (2) a court has determined that indemnification is appropriate pursuant to Section 33-77d. Under Section 33-775, the determination of and the authorization for indemnification are made (a) by two or more disinterested directors, as defined in Section 33-770(2); (b) by special legal counsel; (c) by the shareholders; or (d) in the case of indemnification of an officer, agent or employee of the corporation, by the general counsel of the corporation or such other officer(s) as the board of directors may specify. Also, Section 33-772 with Section 33-776 provide that a corporation shall indemnify an individual who was wholly successful on the merits or otherwise against reasonable expenses incurred by him in connection with a proceeding to which he was a party because he is or was a director, officer, employee, or agent of the corporation. Pursuant to Section 33-771(d), in the case of a proceeding by or in the right of the corporation or with respect to conduct for which the director, officer, agent or employee was adjudged liable on the basis that he received a financial benefit to which he was not entitled, indemnification is limited to reasonable expenses incurred in connection with the proceeding against the corporation to which the individual was named a party.

A corporation may procure indemnification insurance on behalf of an individual who is or was a director of the corporation. Consistent with the laws of the State of Connecticut, Voya Financial, Inc. maintains Professional Liability and Fidelity bond, Employment Practices liability and Network Security insurance policies. The policies cover Voya Financial, Inc. and any company in which Voya Financial, Inc. has a controlling financial interest of 50% or more. The policies cover the funds and assets of the principal underwriter/depositor under the care, custody and control of Voya Financial, Inc. and/or its subsidiaries. The policies provide for the following types of coverage: Errors and Omissions/Professional Liability, Employment Practices liability and Fidelity/Crime (a.k.a. "Financial Institutional Bond") and Network Security (a.k.a. "Cyber/IT").

Item 31. Principal Underwriter [Information to be updated by Post-Effective Amendment.]

(a) In addition to serving as the principal underwriter for the Registrant, Voya Financial Partners, LLC acts as the principal underwriter for Variable Life Account B of Voya Retirement Insurance and Annuity Company (VRIAC), Variable Annuity Account C of VRIAC, Variable Annuity Account I of VRIAC and Variable Annuity Account G of VRIAC (separate accounts of VRIAC registered as unit investment trusts under the 1940 Act). Voya Financial Partners, LLC is also the principal underwriter for (1) Separate Account N of ReliaStar Life Insurance Company (RLIC) (a separate account of RLIC registered as a unit investment trust under the 1940 Act); (2) ReliaStar Select Variable Account of ReliaStar Life Insurance Company (a separate account of RLIC registered as a unit investment trust under the 1940 Act); (3) MFS ReliaStar Variable Account (a separate account of RLIC registered as a unit investment trust under the 1940 Act); (4) Northstar Variable Account (a separate account of RLIC registered as a unit investment trust under the 1940 Act); (5) ReliaStar Life Insurance Company of New York Variable Annuity Funds D, E, F, G, H and I (a management investment company registered under the 1940 Act); (6) ReliaStar Life Insurance Company of New York Variable Annuity Funds M, P and Q (a management investment company registered under the1940 Act); and (7) ReliaStar Life Insurance Company of New York Variable Annuity Funds M and P (a management investment company registered under the1940 Act).

(b) The following are the directors and officers of the Principal Underwriter:

Name and Principal Business Address	Positions and Offices with Underwriter
William P. Elmslie, One Orange Way, Windsor, CT 06095-4774	Director
Andre D. Robinson, One Orange Way, Windsor, CT 06095-4774	Director
Bridget J. A. Witzeman, One Orange Way, Windsor, CT 06095-4774	Managing Director
Rajat P. Badhwar, One Orange Way, Windsor, CT 06095-4774	Chief Information Security Officer
Regina A. Gordon, One Orange Way, Windsor, CT 06095-4774	Chief Compliance Officer
Kristin H. Hultgren, One Orange Way, Windsor, CT 06095-4774	Chief Financial Officer
Frederick H. Bohn, One Orange Way, Windsor, CT 06095-4774	Assistant Chief Financial Officer
Francis G. O'Neill, One Orange Way, Windsor, CT 06095-4774	Senior Vice President and chief Risk Officer
Melissa A. O'Donnell, 20 Washington Avenue South, Minneapolis, MN 55401	Secretary
M. Bishop Bastien, One Orange Way, Windsor, CT 06095-4774	Vice President
Lisa S. Gilarde, One Orange Way, Windsor, CT 06095-4774	Vice President
Gavin T. Gruenberg, One Orange Way, Windsor, CT 06095-4774	Vice President
Mark E. Jackowitz, 22 Century Hill Drive, Suite 101, Latham, NY 12110	Vice President
Carol B. Keen, One Orange Way, Windsor, CT 06095-4774	Vice President
George D. Lessner, Jr., 15455 North Dallas Parkway, Suite 1250, Addison, TX 75001	Vice President
David J. Linney, 2925 Richmond Avenue, Suite 1200, Houston, TX 77098	Vice President
Laurie A. Lombardo, One Orange Way, Windsor, CT 06095-4774	Vice President
Benjamin Moy, One Orange Way, Windsor, CT 06095-4774	Vice President
Niccole A. Peck, 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390	Vice President and Assistant Treasurer
Kevin J. Reimer, 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390	Vice President and Assistant Treasurer
Frank W. Snodgrass, 9020 Overlook Blvd., Brentwood, TN 37027	Vice President
Tina M. Schultz, 20 Washington Avenue South, Minneapolis, MN 55401	Assistant Secretary
Judson Bryant, 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390	Tax Officer
Cindy S. Craytor, 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390	Tax Officer
Andrew M. Kallenberg, 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390	Tax Officer

(c) Compensation to Principal Underwriter during last fiscal year:

(1) Name of Principal Underwriter	(2) Net Underwriting Discounts and Commissions	(3) Compensation on Redemption or Annuitization	(4) Brokerage Commissions	(5) Compensation*
Voya Financial Partners, LLC				$[XX,XXX,XXX.XX]

* Reflects compensation paid to Voya Financial Partners, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account C of Voya Retirement Insurance and Annuity Company during 2021. **[Information to be updated by Post-Effective Amendment.]**

Item 32. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules under it, on behalf of Registrant, is provided in our most recent report filed on Form N-CEN.

Item 33. Management Services

Not applicable

Item 34. Undertakings

The Company hereby represents that with respect to plans established pursuant to Section 403(b) of the Internal Revenue Code of 1986, as amended, that are subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), it is relying on and complies with the terms of the SEC Staff's No-Action Letter dated August 30, 2012, with respect to participant acknowledgement of and language concerning withdrawal restrictions applicable to such plans. See ING Life Insurance and Annuity Company; S.E.C. No-Action Letter, 2012 WL 3862169, August 30, 2012.

Except in relation to 403(b) plans subject to ERISA, the Company hereby represents that it is relying on and complies with the provisions of Paragraphs (1) through (4) of the SEC Staff's No-Action Letter dated November 28, 1988, with respect to language concerning withdrawal restrictions applicable to plans established pursuant to Section 403(b) of the Internal Revenue Code of 1986, as amended. See American Council of Life Insurance; S.E.C. No-Action Letter, 1988 WL 1235221, November 28, 1988.

Voya Retirement Insurance and Annuity Company represents that the fees and charges deducted under the contracts covered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Voya Retirement Insurance and Annuity Company.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Windsor, State of Connecticut, on the 28th day of February 2022.


VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
(Registrant)

By: Charles P. Nelson*
      Charles P. Nelson
      President
      (principal executive officer)

VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
(Depositor)

By: Charles P. Nelson*
      Charles P. Nelson
      President
      (principal executive officer)


As required by the Securities Act of 1933, this Post-Effective Amendment No. 27 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
Charles P. Nelson* Charles P. Nelson	Director and President (principal executive officer)	
Robert L. Grubka* Robert L. Grubka	Director	
Michael R. Katz* Michael R. Katz	Director and Chief Financial Officer (principal financial officer)	
Heather H. Lavallee* Heather H. Lavallee	Director	February 28, 2022
Francis G. O'Neill* Francis G. O'Neill	Director	
_____ Mona Zielke	Director	
Michael S. Smith* Michael S. Smith	Director	
C. Landon Cobb, Jr.* C. Landon Cobb, Jr.	Chief Accounting Officer (principal accounting officer)	

By: /s/ Peter M. Scavongelli
      Peter M. Scavongelli
      *Attorney-in-Fact

---

* Executed by Peter M. Scavongelli on behalf of those indicated pursuant to Powers of Attorney filed as an exhibit to this Registration Statement.

EXHIBIT INDEX

Exhibit No.	Exhibit
27(d)(21)	Endorsement E-MMLOAN(TX)-21 to Contract G-CDA(TX)-13 and Contract Certificate C-CDA(TX)-13
27(d)(22)	Endorsement E-MMLOAN-21(TX1)-21 to Contract G-CDA(TX1)-13 and Contract Certificate C-CDA(TX1)-13
27(d)(23)	Endorsement E-MMLOAN-21(TX2)-21 to Contract G-CDA(TX457-401)-10
27(d)(24)	Endorsement E-GLOANA(TX)-21
27(k)	Opinion and Consent of Counsel [To be added by Post-Effective Amendment.]
27(l)	Consent of Independent Registered Public Accounting Firm [To be added by Post-Effective Amendment.]
27(o)	Form of Initial Summary Prospectus
99.16	Powers of Attorney